Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-147600
333-136170

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 10, 2007)

A$18,000,000,000

Queensland Treasury Corporation

(A corporation constituted under the laws of the State of Queensland)

Global A$ Bond Facility

Guaranteed by

The Treasurer on behalf of

The Government of Queensland

This document comprises a prospectus supplement dated December 12, 2007 and is a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the “Prospectus Directive”). It also comprises a prospectus supplement for the purposes of the United States Securities Act of 1933, as amended (the “Securities Act”).

Terms: We plan to offer and sell notes with various terms, including the following:

•	Ranking as our senior indebtedness

•	Issuable at a premium or discount to the principal amount of a bond

•	Redemption and/or repayment provisions, if applicable, whether mandatory, at our option, or at the option of the holders or none at all

•	Payments in Australian dollars

•	Guaranteed unconditionally as to principal and interest by the Treasurer on behalf of the Government of Queensland

•	Minimum denominations of A$1,000

•	Book-entry (through The Depository Trust Company (“DTC”) and records maintained by Euroclear or Clearstream Banking, société anonyme) or certificated form

•	Interest at fixed rates

•	Interest payments on the bonds on a semiannual basis

We will specify the final terms for each bond, which will amend and complete the terms and conditions as set out in more detail in this prospectus supplement (hereinafter the “prospectus supplement”) in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons). The terms contained in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will not differ materially from those contained in this prospectus supplement.

You must read the prospectus dated December 10, 2007 (the “U.S. Prospectus”), which is incorporated by reference in this prospectus supplement, in conjunction with this prospectus supplement. This prospectus supplement provides you with certain terms of the bonds and supplements the description of the bonds contained in the U.S. Prospectus. The bonds are referred to as “securities” in the U.S. Prospectus. If information in this prospectus supplement is inconsistent with the U.S. Prospectus, this prospectus supplement will replace the inconsistent information in the U.S. Prospectus.

Under certain circumstances, the bonds may be convertible into domestic A$ bonds as more fully described in condition 6 under “Terms and Conditions of the Bonds” in this prospectus supplement.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the U.S. Prospectus or any final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) is truthful or complete. Any representation to the contrary is a criminal offense.

We may sell the bonds to the dealers as principals for resale at varying or fixed offering prices or through the dealers as agents using their reasonable efforts on our behalf. Unless otherwise specified in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), the price to the public for the bonds will be 100% of the principal amount. We are authorized to issue up to A$18,000,000,000 of bonds outstanding at any time. Of that amount up to the equivalent of US$10,795,000,000 aggregate principal amount of bonds may be offered and sold in the United States, less the U.S. dollar equivalent amount in respect of any sales of other debt securities registered under the registration statement of which the U.S. Prospectus forms a part. If we sell other securities referred to in the U.S. Prospectus in the United States, however, the aggregate initial offering price of bonds that we may offer and sell in the United States under this prospectus supplement would be reduced.

We may sell the bonds through the dealers, as agents. If we do, we will pay the dealers certain fees or commissions, as described under “Plan of Distribution” in this prospectus supplement. Any fees or commissions will be specified in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons). We may also sell the bonds without the assistance of the dealers (whether they act as principal or as our agent).

Application has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg act dated 10 July 2005 relating to prospectuses for securities (Loi relative aux prospectus pour valeurs mobillières) (the “Luxembourg Act”) to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to trading on the Luxembourg Stock Exchange’s regulated market and to be listed on the Official List of the Luxembourg Stock Exchange.

References in this prospectus supplement to bonds being “listed” (and all related references) shall mean that such bonds have been admitted to trading on the Luxembourg Stock Exchange’s regulated market and have been listed on the Official List of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange’s regulated market is a regulated market for the purposes of the Markets in Financial Instruments Directive (Directive 2004/39/EC).

There can be no assurance that the bonds offered by this prospectus supplement and the U.S. Prospectus will be sold or that there will be a secondary market for the bonds. We reserve the right to withdraw, cancel or modify any offer made hereby without notice. We or any dealer may reject any offer to purchase bonds, in whole or in part.

Deutsche Bank Securities	UBS Investment Bank

ABN AMRO

ABN AMRO Incorporated

Australia and New Zealand Banking Group Limited

Citi

Commonwealth Bank of Australia

Deutsche Bank

Macquarie Securities (USA) Inc.

Macquarie Bank Limited London Branch

National Australia Bank Limited

RBC Capital Markets

TD Securities

Westpac Banking Corporation

The date of this Prospectus Supplement is December 12, 2007

Prospectus Supplement

No dealer, salesman, or other individual has been authorized to give any information or make any representations other than those contained in this prospectus supplement or the U.S. Prospectus, and if given or made the information or representations must not be relied upon as having been authorized by us or by any of the dealers. This prospectus supplement and the U.S. Prospectus may be used solely for the purposes for which they have been published. Neither we nor any dealer is making an offer of these bonds in any state of the United States or any other jurisdiction where the offer is not permitted. You should not assume that the information in the U.S. Prospectus, this prospectus supplement or the final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) is accurate as of any date other than the date on the front of those documents. Up to A$18,000,000,000 of the bonds outstanding at any one time have been authorized for listing on the Luxembourg Stock Exchange. We may also offer unlisted bonds.

We have undertaken, in connection with the listing of the bonds, that if, while bonds are outstanding and listed on the Official List of the Luxembourg Stock Exchange, there shall occur any adverse change in our business or financial position that is material in the context of the issuance of the bonds which is not reflected in this prospectus supplement (or any of the documents incorporated by reference in this prospectus supplement) and if so required by the Luxembourg Stock Exchange, we will prepare or procure the preparation of a supplement of this prospectus supplement or, as the case may be, publish a new prospectus supplement for use in connection with any subsequent offering by us of bonds to be listed on the Luxembourg Stock Exchange. In addition, Article 16 of the Prospectus Directive requires us to prepare a supplement in respect of each significant new factor, material mistake or inaccuracy relating to information in the U.S. Prospectus or this prospectus supplement which is capable of affecting the assessment of an investment in the bonds. Because the prospectus supplement supersedes the U.S. Prospectus to the extent that they are inconsistent, we undertake to revise the U.S. Prospectus only where changes in our business or financial condition can not be addressed through supplements to this prospectus supplement.

INTRODUCTORY STATEMENT

This document comprises a prospectus supplement for the purposes of Article 5.4 of the Prospectus Directive and a prospectus supplement for purposes of the Securities Act. We intend to use this prospectus supplement, the U.S. Prospectus and a related final terms (which will constitute a ‘pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) to offer our bonds under our Global A$ Bond Facility within twelve months from the date of this prospectus supplement.

This prospectus supplement provides you with certain terms of the bonds and supplements the description of the bonds contained in the U.S. Prospectus. If information in this prospectus supplement is inconsistent with the U.S. Prospectus, this prospectus supplement will replace the inconsistent information in the U.S. Prospectus.

Up to US$10,795,000,000 of bonds may be offered pursuant to this prospectus supplement and the U.S. Prospectus in the United States, less the U.S. dollar equivalent amount in respect of any sales of other debt securities registered under the registration statement of which the U.S. Prospectus forms a part, and will constitute one or more separate series of our securities, being offered by us from time to time and registered under Registration Statements Nos. 333-136170 and 333-147600, which we and the Government of Queensland have filed with the SEC, Washington, D.C., under the Securities Act.

If you purchase the bonds in any initial offering (in any permitted currency) you must pay for the bonds in Australian dollars. There are limited facilities in the United States for the conversion of U.S. dollars into Australian dollars and vice versa, and banks do not offer non-U.S. dollar checking or savings account facilities in the United States. Dealers in the United States are prepared, subject to any applicable United States laws or regulations, to arrange for the conversion of U.S. dollars into Australian dollars to enable you to pay for the bonds. Each conversion will be made by dealers in the United States on the terms and subject to the conditions, limitations and charges as they may establish in accordance with their regular foreign exchange practices. All costs of exchange will be paid by you.

We and the Government of Queensland (the “Responsible Persons”) accept responsibility for the information contained in this prospectus supplement and the U.S. Prospectus. To the best of the knowledge of the Responsible Persons (each having taken all reasonable care to ensure that it is the case), the information contained in this prospectus supplement and the U.S. Prospectus is in accordance with the facts and does not omit anything likely to effect the import of that information.

Pursuant to our agreement with the dealers, we and the Government of Queensland will represent to the dealers that at the time of each acceptance by us of an offer to purchase bonds, neither the U.S. Prospectus as supplemented by this prospectus supplement, nor any supplement thereto, including the documents incorporated by reference in this prospectus supplement or the U.S. Prospectus, will include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading.

This prospectus supplement and the U.S. Prospectus do not constitute an offer of, or an invitation by or on our or the dealers’ behalf to subscribe for or purchase, any securities other than the bonds.

The distribution of this prospectus supplement and the U.S. Prospectus and the offering or sale of the bonds in certain jurisdictions may be restricted by law. Persons who receive a copy of this prospectus supplement and the U.S. Prospectus are required by us and the dealers to inform themselves about and observe those restrictions. For a description of certain restrictions on offers and sales of bonds and on distribution of this prospectus supplement and the U.S. Prospectus, see “Description of Securities and Guarantee—Selling Restrictions” in the U.S. Prospectus and “Plan of Distribution—Selling Restrictions” in this prospectus supplement.

This prospectus supplement and the U.S. Prospectus have been prepared on the basis that, except to the extent sub-paragraph (ii) below may apply, any offer of bonds in any Member State of the European Economic

Area which has implemented the Prospectus Directive (each a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus to offers of bonds. Accordingly, any person making or intending to make an offer in that Relevant Member State of bonds which are the subject of a placement contemplated in this prospectus supplement and the U.S. Prospectus as completed by final terms in relation to the offer of those bonds may only do so (i) in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 1 of the Prospectus Directive, in each case, in relation to such offer, or (ii) if a prospectus for such offer has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State and (in either case) published, all in accordance with the Prospectus Directive, provided that any such prospectus has subsequently been completed by the final terms which specify that offers may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State and such offer is made in the period beginning and ending on the dates specified for such purpose in such prospectus or final terms, as applicable. Except to the extent sub-paragraph (ii) above may apply, neither the Issuer nor any Dealer has authorized, nor do they authorize, the making of any offer of bonds in circumstances in which an obligation arises for the Issuer or any Dealer to publish or supplement a prospectus for such offer.

Unless otherwise specified in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), bonds offered and sold outside the United States have not been and will not be registered under the Securities Act. Accordingly, subject to certain exceptions, the bonds may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons.

In this prospectus supplement and the U.S. Prospectus, references to “dollars”, “$” and “A$” are to Australian dollars and references to “U.S. dollars” and “US$” are to United States dollars. References to “QTC”, “Corporation”, “we”, “us” or “our” are to Queensland Treasury Corporation, and references to the “guarantor”, “Queensland” or the “State” are to the State of Queensland.

INCORPORATION BY REFERENCE

We are permitted by the Prospectus Directive and under the Securities Act to “incorporate by reference” certain documents into this prospectus supplement which means that we can disclose important information to you by referring you to those documents.

For the purposes of the Prospectus Directive, we incorporate by reference in this prospectus supplement the following documents:

(i) the annual report on Form 18-K, dated December 7, 2007, filed with the SEC in relation to us and the Government of Queensland for the fiscal year ended June 30, 2007 (the “2007 Form 18-K”);

(ii) the annual report on Form 18-K, dated December 12, 2006, filed with the SEC in relation to us and the Government of Queensland for the fiscal year ended June 30, 2006 (the “2006 Form 18-K”); and

(iii) the prospectus dated December 10, 2007.

The SEC allows us to incorporate by reference the documents that we file with it. Accordingly, for purposes of the Securities Act we incorporate by reference in this prospectus supplement the following documents:

(i) the annual report on Form 18-K, dated December 7, 2007, for us and the Government of Queensland for the fiscal year ended June 30, 2007 (the “2007 Form 18-K”); and

(ii) any reports and amendments filed with the SEC after the date of this prospectus supplement under Sections 13(a) and 13(c) of the United States Securities Exchange Act of 1934.

Our 2007 Form 18-K contains, among other information, our most recently published annual report and consolidated financial statements. Unless otherwise indicated, this prospectus supplement reflects information at June 30, 2007 which is also contained in our latest Annual Report.

You may request a copy of our 2007 Form 18-K and any amendments made thereto, at no cost, by writing or telephoning us at the address set out under “General Information” in this prospectus supplement. In addition, the 2007 Form 18-K will be available free of charge from the principal office of Deutsche Bank Luxembourg S.A. in its capacity as listing agent for the bonds listed on the Luxembourg Stock Exchange. All information incorporated by reference for the purposes of the Prospectus Directive can also be found on the Luxembourg Stock Exchange’s website (www.bourse.lu).

We file annual reports and other information with the SEC. You may read and copy any documents we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Any later information that we file with the SEC will, except as stated in the next two sentences, automatically update and supersede the information incorporated by reference in this prospectus supplement as well as the information included in this prospectus supplement. Under the Prospectus Directive, only information previously or simultaneously published at the date of this prospectus supplement may be incorporated by reference in this prospectus supplement. Accordingly, later information that we file with the SEC and wish to have incorporated in this prospectus supplement by reference for Prospectus Directive purposes will be so incorporated by way of a supplement hereto.

If the terms or conditions of the bonds are modified or amended in a manner which would make this prospectus supplement, as so modified or amended, inaccurate or misleading, a new prospectus supplement will be prepared.

In connection with the issue of any bonds, the dealer(s) (if any) disclosed as the stabilizing dealer(s) in the relevant final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) or any person acting on its (or their) behalf may over-allot or effect transactions with a view to supporting the market price of such bonds at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there will be no obligation on the stabilizing dealer(s) or any of its (or their) agents to do this. Such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period of time. Any stabilizing action or over-allotment must be conducted by the relevant stabilizing dealer or any person acting on its (or their) behalf in accordance with all applicable laws and rules.

For ease of reference, please note that certain information required under the Prospectus Directive to be included in or incorporated by reference in this prospectus supplement, can be found in the 2007 Form 18-K or the 2006 Form 18-K, as the case may be. The following table sets out where in the 2007 Form 18-K the relevant information referred to below can be located.

Commission Regulation 809/2004 Requirement	Location in 2007 Form 18-K
Annex IV 10.1 (administrative, management and supervisory bodies)	Exhibit (c)(i) p 25-28
Annex IV 11.1 (Board practices)	Exhibit (c)(i) p 28-29
Annex IV 11.2 (Board practices)	Exhibit (c)(i) p 28-29
Annex IV 12.1 (major shareholders)	Exhibit (c)(i) p 28
Annex IV 13.1 (Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses)	Exhibit (c)(i)
(a) (Balance sheet)	P 39-40
(b) (Income Statement)	P 38
(c) (Cash flow statement)	P 41
(d) (Accounting policies and explanatory notes)	P 42
Annex IV 13.1 (Report of the Auditor-General of Queensland)	P 71
Annex VI 3 (Information to be disclosed about the guarantor) and Annex XVI 4 (Public finance)
Annex XVI 4 (b)	Exhibit (e) p (e)-1 to (e)-4
Annex XVI 4 (e)	Exhibit (c)(ii) p 05-08, 5-35 and 5-36
Annex XVI 4 (f)	Exhibit (c)(ii) p 5-07

The following table sets out where in the 2006 Form 18-K relevant information relating to the consolidated financial information of QTC for the fiscal year ended June 30, 2006 can be located.

Commission Regulation 809/2004 Requirement	Location in 2006 Form 18-K
Annex IV 13.1 (Financial information concerning the issuer’s assets and liabilities, financial position and profits and losses)	Exhibit (c)(i)
(a) (Balance sheet)	p 37
(b) (Income Statement)	p 36
(c) (Cash flow statement)	p 39
(d) (Accounting policies and explanatory notes)	p 40-70
Annex IV 13.1 (Report of the Auditor-General of Queensland)	p 72

Any information not listed in the cross reference list but included in the documents incorporated by reference is not required by Regulation 809/2004.

The following table sets out the information contained in the U.S. Prospectus.

Where You Can Find More Information	3
Queensland Treasury Corporation	3
Queensland	4
Use of Proceeds	4
Debt Record	4
Description of Securities and Guarantee	4
General	4
Payments	5
Transfer and Exchange	6
Status of the Securities	6
Limitations on Issuance of Securities in Bearer Form	7
Global Securities	8
Taxation by the Commonwealth of Australia	9
Interest Withholding Tax	9
Payment of Additional Amounts in Certain Circumstances	11
Income and Other Taxes	12
Inheritance Taxes	12
Selling Restrictions	12
Australian Exchange Control Restrictions	13
United States Federal Taxation	13
Payments of Interest	14
Original Issue Discount	15
Securities Purchased at a Premium	21
Purchase, Sale and Retirement of the Securities	21
Exchange of Amounts in Other Than U.S. Dollars	22
Indexed Securities	22
Backup Withholding and Information Reporting	22
Redemption	22
General	22
For Taxation	22
Acceleration of Maturity	23
Modification	23
Guarantee of the Treasurer on Behalf of the Government of Queensland	23
Jurisdiction, Consent to Service and Enforceability	23
Governing Law	24
Plan of Distribution	24
Validity of Securities and Guarantee	25
Experts and Public Official Documents	25
Authorized Agent in the United States	25
Further Information	26

SUMMARY OF THE BOND FACILITY

This summary must be read as an introduction to this prospectus supplement and any decision to invest in any bonds should be based on a consideration of this prospectus supplement and the U.S. Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Persons in any such Member State in respect of this summary, including any translation hereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus supplement and the U.S. Prospectus. Where a claim relating to information contained in this prospectus supplement or the U.S. Prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus supplement and the U.S. Prospectus before the legal proceedings are initiated.

Words and expressions defined elsewhere in this prospectus supplement or the U.S. Prospectus shall have the same meanings in this summary.

Issuer:

Queensland Treasury Corporation

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, QTC established the Queensland Treasury Corporation Capital Markets Board to determine and implement ongoing strategies for capital market operations.

As at June 30, 2007, QTC had a total of A$40.612 billion in assets and A$40.239 billion in liabilities compared to A$33.492 billion in assets and A$33.165 billion in liabilities at June 30, 2006.

With respect to borrowings, QTC raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. QTC’s borrowing and on-lending functions are separated.

Under its on-lending arrangements, QTC has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilize debt portfolios which have been specifically designed to meet their unique needs.

QTC has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border lease transactions. The vast majority of cross border lease transactions entered into by QTC relate to rail and electricity assets (see “Queensland Treasury Corporation—Cross Border Lease Transactions).

Guarantor:

The Treasurer on behalf of The Government of Queensland

The State of Queensland (“Queensland”) has the second largest land area of the six Australian States and the largest habitable area.

Queensland is the third most populous State in Australia with a population of approximately 4.16 million, or 19.9% of Australia’s population at March 2007.

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a tertiary sector comprising a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Risk Factors:

There are certain factors that may affect our ability to fulfill our obligations under bonds issued under the bond facility. These are set out under “Risk Factors” below and include the impact a downturn in the Queensland economy may have on us. There are also certain factors that may affect the guarantor’s ability to fulfill its obligations under the guarantee. These are also set out under “Risk Factors” below and include the impact a downturn in the Queensland economy may have on the guarantor. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with bonds issued under the bond facility (see “Risk Factors”).

Description:

Global A$ Bond Facility

Arrangers:

Deutsche Bank Securities Inc. and UBS Limited

Dealers:

ABN AMRO Bank N.V.

ABN AMRO Incorporated

Australia and New Zealand Banking Group Limited

Citigroup Global Markets Inc.

Citigroup Global Markets Limited

Commonwealth Bank of Australia

Deutsche Bank AG, London Branch

Deutsche Bank Securities Inc.

Macquarie Bank Limited London Branch

Macquarie Securities (USA) Inc.

National Australia Bank Limited

Royal Bank of Canada Europe Limited

The Toronto-Dominion Bank

UBS Limited

Westpac Banking Corporation

and any other dealers appointed in accordance with the amended and restated distribution agreement.

Fiscal Agent:

Deutsche Bank AG, London Branch

Facility Size:

Up to A$18,000,000,000 outstanding at any time of which up to the equivalent of US$10,795,000,000 aggregate principal amount of bonds may be offered and sold in the United States, less the U.S. dollar equivalent amount in respect of sales of other debt securities registered under the registration statements of which the U.S. Prospectus forms a part.

Distribution:

Bonds may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currency:

Bonds will be denominated in Australian dollars.

Payments:

Beneficial owners holding bonds through a participant of DTC will receive any payment of principal or interest in U.S. dollars unless they elect to be paid in Australian dollars.

Beneficial holders holding bonds through Clearstream, Luxembourg and Euroclear will receive any payment of principal or interest in Australian dollars unless they elect to be paid in U.S. dollars.

Maturities:

The bonds will have such maturities as may be agreed between us and the relevant dealer.

Issue Price:

Bonds will be issued on a fully-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Bonds:

The bonds will be issued in book-entry form as described in “Terms and Conditions of the Bonds—Form, Denomination and Title”.

Interest:

Interest will be payable at fixed rates on such date or dates as may be agreed between us and the relevant dealer and will be calculated on the basis of such Day Count Fraction as may be agreed between us and the relevant dealer.

Redemption:

The applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will indicate either that the relevant bonds cannot be redeemed prior to their stated maturity (other than for taxation reasons or following an event of default) or that such bonds will be redeemable at the option of QTC and/or the holders of the bonds upon giving notice to the holders of the bonds or QTC, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between us and the relevant dealer.

Denomination of Bonds:

The bonds will be issued in minimum denominations of A$1,000 and integral multiples thereof.

Transfer for Domestic A$ Bonds:

The bonds are transferable for our domestic A$ bonds of the series with the equivalent maturity and coupon as the bonds. The domestic A$ bonds would be newly created and, at your election, those domestic A$ bonds would be listed with the Australian Stock Exchange. The domestic A$ bonds will not be listed on the Luxembourg Stock Exchange (see “Terms and Conditions of the Bonds—Transfer for Domestic A$ Bonds”).

Taxation:

All payments in respect of the bonds will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof having power to tax, subject to certain exceptions, as provided in “Terms and Conditions of the Bonds—Payment of Additional Amounts in Certain Circumstances”. In the event that any such deduction is made, we, or, as the case may be, the guarantor, will, save in certain limited circumstances provided in “Terms and Conditions of the bonds—Payment of Additional Amounts in Certain Circumstances”, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge:

The terms of the bonds will not contain a negative pledge provision.

Cross Default:

The terms of the bonds will contain a cross default provision as further described in “Terms and Conditions of the Bonds—Events of Default”.

Status of the Bonds:

The bonds will constitute our direct, unconditional and unsecured obligations and will rank at the time of issuance in parity with all of our other direct and general unsecured obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.

Guarantee:

The guarantor guarantees the payment when due of principal and interest on the bonds. The guarantee is a direct and unconditional obligation of the guarantor. All moneys payable by the guarantor under the guarantee are a charge upon, and will be paid out of, the Consolidated Fund of the State of Queensland which is to the extent necessary appropriated accordingly, and the guarantee ranks on parity with all of the guarantor’s other unsecured obligations.

Substitution of Debtor:

We may, without the consent of the holders of the bonds, be replaced as principal debtor under the bonds by a successor statutory body or the guarantor, so long as (i) all necessary governmental and regulatory consents and approvals have been obtained, and (ii) if substituted by a successor statutory body, the guarantee remains in full force and effect (see “Terms and Conditions of the Bonds—Substitution of the Debtor”).

Rating:

The rating of the bonds to be issued under the bond facility will be specified in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

Listing and admission to trading:

Application has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg Act to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange and to be listed on the Official List of the Luxembourg Stock Exchange.

Bonds may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between us and the relevant dealer in relation to the issue of any bonds. Bonds which are neither listed nor admitted to trading on any market may also be issued.

The applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will state whether or not the relevant bonds are to be listed and/or admitted to trading and, if so, on which stock exchange(s) and/or markets.

Bonds previously issued under the bond facility have been admitted to trading on the Luxembourg Stock Exchange.

Governing Law:

The bonds will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing authorization and execution by us or the guarantor and any statutory guarantee relating to the bonds will be governed by the laws of Queensland. Our domestic A$ bonds will be governed by, and interpreted in accordance with, the laws of Queensland.

Selling Restrictions:

There are restrictions on the offer, sale and transfer of the bonds in the European Economic Area (including the United Kingdom), Japan and Australia and such other restrictions as may be required in connection with the offering and sale of a particular tranche of bonds, see “Plan of Distribution—Selling Restrictions”.

RISK FACTORS

Each of QTC and the guarantor believes that the following factors may affect its ability to fulfill its obligations under bonds issued under the bond facility. Most of these factors are contingencies which may or may not occur and neither we nor the guarantor is in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with bonds issued under the bond facility are also described below.

Each of QTC and the guarantor believes that the factors described below represent the principal risks inherent in investing in bonds issued under the bond facility, but the inability of QTC or the guarantor to pay interest, principal or other amounts on or in connection with any bonds may occur for other reasons which may not be considered significant risks by QTC or the guarantor based on information currently available to them or which they may not currently be able to anticipate. Prospective investors should also read the detailed information set out elsewhere in this prospectus supplement, the U.S. Prospectus and the documents incorporated by reference and reach their own views prior to making any investment decision.

Factors that may affect our ability to fulfill our obligations under bonds issued under the bond facility.

A downturn in the Queensland economy could have an impact on our ability to fulfill our obligations under bonds issued under the bond facility.

We derive the majority of our income from interest income derived from our on-lendings to Queensland state governmental bodies. The ability of these bodies to make principal and interest payments may be impacted by any materially adverse changes in the Queensland economy. If these bodies were unable to fulfill their obligations to make payments of principal and interest on on-lent funds, this may have an adverse impact on our ability to fulfill our obligations under bonds issued under the bond facility.

We may be unable to access suitable funding markets when required or we may suffer a significant loss of capital.

As part of our Enterprise Wide Risk Management program, QTC has implemented Enterprise Wide Risk Management policies and procedures and identified the following risks as potentially significantly impacting our ability to fulfill our obligations under the bond facility. To understand the ways that we endeavor to protect against the risks summarized below, see our discussion below under “Queensland Treasury Corporation—Enterprise Wide Risk Management”.

We may be unable to access suitable funding markets when required.

The most likely impact of this risk would be that we may have a delay in accessing appropriate funding markets. In the worst case, we may be unable to refinance significant loans or bonds becoming due.

We may suffer a significant loss of capital.

The most likely impact of this risk would be that we may suffer a loss as a result of markets changes adversely affecting any positions that we may have taken or we may incorrectly assess residual values as part of our operating leasing activities. In the worst case, we may suffer a large loss due to a credit failure by a counterparty.

Factors that may affect the guarantor’s ability to fulfill its obligations under the guarantee.

To understand the ways in which the guarantor endeavors to protect against certain of the risks summarized below, see the discussion below under “Queensland Economy—Overview”.

A downturn in the economy of Queensland or Australia could have an impact on the guarantor’s ability to fulfill its obligations under the guarantee.

Queensland guarantees the payment of principal and interest when due on the bonds. Queensland relies to a large extent on personal and corporate income taxes and goods and services taxes and grants from the Commonwealth of Australia to meet its funding obligations. Queensland’s main sources of revenue are transfers from the Common-wealth (Goods and Services Taxation revenue) and State taxation revenue. As most of these revenues are economy based, a material adverse change in the Queensland economy could result in decreased tax revenues. In addition, a material adverse change in the economy of Australia could affect the amount of transfer payments that Queensland receives. Either of these events could ultimately adversely affect the ability of the guarantor to fulfill its obligations under the guarantee.

Factors that investors should consider when assessing the market risks associated with bonds issued under the bond facility.

The bonds may not be a suitable investment for all investors.

Each potential investor in the bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of an investment in the bonds, the merits and risks of investing in the bonds and the information contained or incorporated by reference to this prospectus supplement, the U.S. Prospectus or any applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons);

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the bonds and the impact the bonds will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the bonds, including bonds with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor’s currency;

(iv) understand thoroughly the terms of the bonds and be familiar with the behavior of any relevant financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Bonds subject to optional redemption by QTC may limit the market value of those bonds.

Your final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will indicate either that a bond cannot be redeemed prior to its stated maturity or that a bond will be redeemable at our option on or after a specified date prior to its stated maturity at a specified price or prices (which may include a premium), together with accrued interest to the date of redemption. An optional redemption feature of bonds may limit their market value. During any period when we may elect to redeem bonds, the market value of those bonds generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

We may be expected to redeem bonds when our cost of borrowing is lower than the interest rate on the bonds. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the bonds being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Risks related to bonds generally.

Set out below is a brief description of certain risks relating to the bonds generally:

Modification, waivers and substitution may adversely affect the interest of holders of the bonds.

The conditions of the bonds contain provisions for calling meetings of the holders of the bonds to consider matters affecting their interests generally. These provisions permit defined majorities to bind all holders of the bonds, including holders of the bonds who did not attend and vote at the relevant meeting and holders of the bonds who voted in a manner contrary to the majority.

The conditions of the bonds also provide that we and the fiscal agent may, without the consent of holders of the bonds, agree to amend the amended and restated fiscal agency agreement and the bonds for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the fiscal agent may determine and which is not inconsistent with the terms of the bonds and will not adversely affect the interest of any holder of the bonds. The conditions of the bonds also provide that we may, without the consent of holders of the bonds, be replaced as principal debtor under the bonds, in the circumstances described under “Terms and Conditions of the Bonds—Substitution of the Debtor”.

EU Savings Directive may result in the imposition of a withholding tax.

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States will (if equivalent measures have been introduced by certain non-EU countries) be required from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding tax system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

If a payment were to be made or collected through a Member State which has opted for a withholding system and an amount of, or in respect of tax were to be withheld from that payment, neither we nor any paying agent for the bonds nor any other person would be obliged to pay additional amounts with respect to any bonds as a result of the imposition of such withholding tax. We will be required to maintain a paying agent for the bonds in a Member State that is not obliged to withhold or deduct tax pursuant to the Directive.

Any change of law may adversely impact the bonds or the domestic A$ bonds.

The terms and conditions of the bonds are governed by the laws of the State of New York and the terms and conditions of the domestic A$ bonds are governed by the laws of the State of Queensland in effect as at the date of this prospectus supplement. No assurance can be given as to the impact on the bonds of any possible judicial decision or change to laws of the State of New York, the laws of the State of Queensland or administrative practice after the date of this prospectus supplement.

Risks related to the market generally.

Set out below is a brief description of the principal market risks related to the bonds, including liquidity risk, exchange rate risk, interest rate risk and credit risk. To understand the ways in which we endeavor to protect against certain of the risks summarized below, see our discussion below under “Queensland Treasury Corporation—Organization of Queensland Treasury Corporation”.

Illiquidity may have an adverse effect on the market value of bonds.

The bonds may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may be unable to sell their bonds easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for bonds that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of bonds generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have an adverse effect on the market value of bonds.

Exchange rate risks and exchange controls may adversely affect an investor’s return on the bonds.

We will pay principal and interest on the bonds and the guarantor will make any payments under the guarantee in Australian dollars. This presents certain risks relating to currency conversions if an investor’s financial activities are denominated principally in a currency other than Australian dollars. These include the risk that exchange rates may significantly change, including changes due to depreciation or appreciation of the Australian dollar relative to the investor’s currency, and the risk that authorities with jurisdiction over the investor’s currency may impose or modify exchange controls. An appreciation in the value of the investor’s currency relative to the Australian dollar would decrease (1) the equivalent yield on the bonds in the investor’s currency, (2) the equivalent value of the principal payable on the bonds in the investor’s currency and (3) the equivalent market value of the bonds in the investor’s currency.

If an investor holds bonds through a participant in DTC, the investor should note that unless it elects to receive payment in Australian dollars the payments will be converted into U.S. dollars at prevailing rates and the costs of such exercise will be for their account. If the investor holds its bonds through Euroclear or Clearstream, Luxembourg, it will receive payments in Australian dollars unless it elects to receive them in U.S. dollars. Any election or failure to make an election could increase the investor’s risk if its financial activities are not denominated principally in U.S dollars or Australian dollars. See “Terms and Conditions of the Bonds—Payments” and “Foreign Currency Risks”.

Changes in interest rates may adversely affect the market value of fixed rate bonds.

Investments in bonds that have a fixed interest rate involve the risk that subsequent changes in market interest rates may adversely affect the market value of those fixed rate bonds.

Credit ratings may not reflect all risks of an investment in the bonds.

One or more independent credit rating agencies may assign credit ratings to the bonds. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the bonds. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. Each rating should be evaluated independently of any other rating.

Legal investment considerations may restrict certain investments.

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) the bonds are legal investments for it, (2) the bonds can be used as collateral for various types of borrowings and (3) any other restrictions apply to its purchase or pledge of any bonds. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of bonds under any applicable risk-based capital or similar rules.

Judgments may be denominated in a currency other than Australian dollars which may expose investors to exchange rate risk.

The terms and conditions of the bonds are governed by the laws of the State of New York. In the event that an action based on the bonds was commenced in a court in the United States, it is likely that a U.S. court would grant judgment relating to the bonds only in U.S. dollars. It is not clear, however, whether in granting the judgment, the rate of conversion into U.S. dollars would be determined with reference to the date of the default, the date judgment is rendered or some other date. Investors would bear the risk of exchange rate fluctuation between the time the judgment is calculated and the time the fiscal agent converts the specified currency to U.S. dollars for payment of the judgment.

A state court in the State of New York rendering a judgment on a bond denominated in Australian dollars would be required under Section 27 of the New York Judiciary Law to render the judgment in Australian dollars, and the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment.

GENERAL DESCRIPTION OF THE BOND FACILITY

Under the bond facility, we may from time to time issue bonds denominated in Australian dollars. A summary of the terms and conditions of the bond facility and the bonds appears above, see “Summary of the Bond Facility”. The applicable terms of any bonds will be agreed between us and the relevant Dealer prior to the issue of the bonds and will be as set out under “Terms and Conditions of the Bonds”, as modified by the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) attached to such bonds (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive).

Application for approval has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg Act to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange.

TERMS AND CONDITIONS OF THE BONDS

We refer you to the description of the general terms and conditions of the bonds, referred to in the U.S. Prospectus as the securities. The following description of the bonds supplements the descriptions of the general terms and conditions of the securities in the U.S. Prospectus and replaces any inconsistent information therein.

The bonds will be issued under an amended and restated fiscal agency agreement dated as of November 1, 2002, as described herein and in the U.S. Prospectus, among us, Deutsche Bank AG, London Branch as fiscal agent and London paying, transfer and authenticating agent, Deutsche Bank Luxembourg S.A., as Luxembourg paying and transfer agent, and Deutsche Bank Trust Company Americas, as New York paying, transfer and authenticating agent. The bonds will have the benefit of Deeds of Guarantee dated as of January 14, 1993, December 16, 1993, January 24, 2001, December 4, 2001 and December 12, 2007, and executed by the Treasurer on behalf of the Government of Queensland as guarantor, in accordance with the approval of the Governor in Council of the State of Queensland. Certain statements in this prospectus supplement are summaries of, and subject to, the detailed provisions of the fiscal agency agreement, which includes the form of the global bonds. Copies of the amended and restated fiscal agency agreement and the guarantee are available for inspection, free of charge, at the offices of the fiscal agent as well as the offices of Luxembourg paying and transfer agent, Deutsche Bank Luxembourg, S.A. located at 2 Boulevard Konrad Adenauer, L-1115, Luxembourg. You are bound by, and by acquiring interests in any bonds are deemed to have notice of, all the provisions of the amended and restated fiscal agency agreement and the guarantee. References in the U.S. Prospectus to the “fiscal agency agreement” are hereby deemed to be references to the amended and restated fiscal agency agreement. The amended and restated fiscal agency agreement has been filed with the SEC as an exhibit to our Form 18-K for the fiscal year ended June 30, 2002.

1. Form, Denomination and Title

All bonds with the same issue date, interest rate and maturity date and otherwise identical terms will be represented by a global bond. Each global bond will be registered in the name of Cede & Co. as nominee of DTC. Each bond represented by a global bond is referred to as a book-entry bond. Except as set forth under “Book-Entry System” below, all bonds will be book-entry bonds and bonds will not be issuable in definitive or certificated form. So long as DTC or its nominee is the registered holder of any global bond, DTC or its nominee will be considered the sole holder of the book-entry bond or bonds represented by the global bond for all purposes under the amended and restated fiscal agency agreement, the book-entry bonds and the guarantee. For additional information regarding the form of the bonds please see “Book-Entry System” below. Any definitive or certificated bonds issued will be issued in registered form only and in minimum denominations of A$1,000 and integral multiples thereof.

2. Status of the Bonds

The bonds constitute our direct, unconditional and unsecured obligations, the full faith and credit of which will be pledged for the payment and performance of the bonds. At the time of issuance the bonds will rank in parity with all of our other direct and general unsecured obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.

Pursuant to Section 15 of the Queensland Treasury Corporation Act 1988, except to the extent that it is otherwise provided by the Governor in Council of the State of Queensland, all profits made by us will accrue to the benefit of the Consolidated Fund of the State of Queensland and any of our losses will be the responsibility of the Consolidated Fund of the State of Queensland.

3. Guarantee

By the guarantee, Queensland guarantees the payment when due of principal and interest on the bonds. The guarantee is a direct and unconditional obligation of the guarantor. All moneys payable by Queensland under the guarantee are a charge upon, and will be paid out of, the Consolidated Fund of the State of Queensland which is to the extent necessary appropriated accordingly, and the guarantee ranks on a parity with all of its other unsecured obligations.

4. Interest

The applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) relating to a bond will designate a fixed rate of interest per year payable on the bond. Unless otherwise indicated in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons):

•

the interest with respect to the bond described in that final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will be paid semi-annually on the dates set forth in that final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons); and

•

the regular record dates for each interest payment date will be the close of business on the eighth day (whether or not a business day) next preceding the interest payment date, in each case as specified in the final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

Unless otherwise indicated in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), each interest payment for bonds will be the amount of interest accrued from and including the previous interest payment date to which interest has been paid or duly provided to, but excluding, the relevant interest payment date.

Two equal semi-annual payments will be made on the bonds and interest accrued will be computed on the basis of the actual number of days in any semi-annual period and actual number of days elapsed. Interest will be calculated in the same manner as interest is calculated on our domestic A$ bonds. The bonds are denominated in, and payments of principal and interest will be made by us to the fiscal agent in, Australian dollars outside Australia. Please see “Foreign Currency Risks” and “Australian Taxation” in this prospectus supplement and “Description of Securities and Guarantee—Taxation by the Commonwealth” in the U.S. Prospectus for a more detailed discussion.

5. Global Bonds

Cede & Co., as nominee for DTC, will be the registered holder of the global bonds. Clearstream Banking, société anonyme, referred to as Clearstream, Luxembourg, and Euroclear Bank S.A./N.V. as operator of the Euroclear system will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective system depositaries which in turn will hold the positions in customers’ securities accounts in the system depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and Euroclear Bank will act as depositary for Euroclear, and in those capacities, they will be referred to as the system depositaries.

Transfers between participants will occur in the ordinary way in accordance with DTC rules. Transfers between Clearstream, Luxembourg and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg or Euroclear, as the case may be.

Cross-market transfers between beneficial owners holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its system depositary. These cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the relevant system in accordance with its rules and procedures and within its established deadlines on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its system depositary to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg and Euroclear participants may not deliver instructions directly to the system depositaries.

Because of time-zone differences, credits of bonds received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing day dated the business day following the DTC settlement date and the credits or any transactions in the bonds settled during the processing will be reported to the relevant Euroclear or Clearstream, Luxembourg participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of bonds by or through a Clearstream, Luxembourg or a Euroclear participant to a Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

6. Transfer for Domestic A$ Bonds

The bonds are transferable for our domestic A$ bonds of the series with the equivalent maturity and coupon as the bonds. The domestic A$ bonds would be newly created and, at your election, those domestic A$ bonds would be listed with the Australian Stock Exchange. The domestic A$ bonds will not be listed on the Luxembourg Stock Exchange.

The domestic A$ bonds constitute our direct, unconditional, general and unsecured obligations.

Principal on the relevant domestic A$ bond is repayable at par in Australian dollars on the maturity date, and interest is payable semi-annually similarly in Australian dollars. The registrar will pay the principal and interest on the domestic A$ bonds by Australian dollar check posted to the registered bondholder at the address of the bondholder appearing on the register or by credit to a bank account in Australia on the instructions of any bondholder. Ownership of the domestic A$ bonds is reflected on the register and no certificates representing the domestic A$ bonds are issued. There are no covenants or events of default with respect to the domestic A$ bonds. For further information regarding the Australian tax consequences of holding the bonds, please see the section of this prospectus supplement entitled “Australian Taxation”.

The due repayment of principal and due payment of interest on domestic A$ bonds are expressly guaranteed by the guarantor pursuant to Section 32 of the Queensland Treasury Corporation Act and all moneys payable pursuant to the guarantee are a charge upon and will be paid out of the Consolidated Revenue Fund of the State of Queensland which is to the extent necessary appropriated accordingly. For purposes of the Queensland Treasury Corporation Act and certain other purposes, the domestic A$ bonds have been and are identified as our “Inscribed Stock”.

The issue and transfer of domestic A$ bonds is as from May 26, 1990 exempted from stamp duties imposed under legislation of the State of Queensland. For a discussion of the tax consequences to a U.S. investor of holding the bonds, see “United States Taxation” and “Australian Taxation” in this prospectus supplement and “Description of Securities and Guarantee—Australian Taxation” and “—United States Federal Taxation” in the U.S. Prospectus.

In order to transfer bonds for domestic A$ bonds, you must contact the participant through which you hold your bonds to obtain an election form, which is an original written instrument of election of transfer that will specify the description of the bonds and the amount of the bonds, in denominations of A$1,000 or integral multiples thereof, to be transferred for domestic A$ bonds. You must elect whether you require the domestic A$ bonds into which you are transferring to be listed with the Australian Stock Exchange. You must complete and deliver the election form to the participant through which you hold your bonds.

If you hold through Clearstream, Luxembourg or Euroclear participants, you must deliver the election form to that participant for delivery on to Clearstream, Luxembourg or Euroclear. An authorized signatory of the participant, or Euroclear and Clearstream, Luxembourg, shall sign the election form and certify as to that beneficial owner’s holding of the bonds and forward the election form to the relevant transfer agent, each of which is listed on the inside back cover of this prospectus supplement.

Once the participant, or Euroclear and Clearstream, Luxembourg, receives confirmation from the transfer agent that the election form has been received, the participant (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary) will send a free delivery order to the DTC system to deliver the bonds free of payment from the participant’s account (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary’s accounts) with the depositary to the transfer agent’s account. In the free delivery order, the participant (or, in the case of Euroclear and Clearstream, Luxembourg, the system depositary) must refer to the transfer and the serial number of the election form.

Upon the receipt of both the election form and the free delivery of the bonds, the transfer agent will instruct:

•	the registrar of the domestic A$ bonds to register the domestic A$ bonds in the name of the person specified in the election form;

•	the depositary to withdraw the bonds from the transfer agent’s account; and

•	the fiscal agent to reduce the global bond by the amount transferred for domestic A$ bonds.

In order to become a holder of the domestic A$ bonds as of any record date, both the election form and the free delivery order must be received by the transfer agent no later than 12:00 noon (New York City time) on the day preceding that record date.

In the event that the bonds cease to be book-entry bonds, the holder of any bonds must complete an election form and deliver it together with the certificate for the bonds to the transfer agent in order to effect a transfer for domestic A$ bonds.

Transfers may be made from the bonds to the domestic A$ bonds but not vice versa.

7. Redemption

Your final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will indicate either that a bond cannot be redeemed prior to its stated maturity or that a bond will be redeemable at our option on or after a specified date prior to its stated maturity at a specified price or prices (which may include a premium), together with accrued interest to the date of redemption. In addition, the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will indicate either that we will not be obligated to redeem or purchase a bond at your option or that we will be so obligated. If we will be so obligated, the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will indicate the date or dates on which (or, if applicable, the event or events upon the occurrence of which) and the price or prices at which the applicable bonds will be redeemed or purchased, in whole or in part, pursuant to the obligation and the other detailed terms and provisions of the obligation. All bonds which are redeemed will be cancelled and cannot be reissued or resold.

Unless otherwise specified in an applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), the bonds will not be subject to any sinking fund or analogous provisions.

We may at any time purchase bonds in any manner and at any price subject to compliance with any applicable laws.

Should we, on the occasion of the next payment in respect of any bond, be obligated to pay any additional amounts as are referenced in “Payment of Additional Amounts in Certain Circumstances” in this prospectus supplement, we may, at our option, on the giving of not less than 30 nor more than 45 days’ notice to you, redeem all of the bonds then outstanding at their principal amount plus accrued interest to the date fixed for redemption.

8. Payments on the Bonds

Beneficial owners holding through a participant. The registered holder of bonds (which will be the nominee of the depositary for all bonds represented by a global bond) will elect by notice to the relevant paying agent, each of which is listed on the inside back cover of this prospectus supplement, to have all or a portion of any payment of principal or interest on any bond held through a participant, other than a system depositary, converted by Deutsche Bank Trust Company, as the exchange rate agent, into U.S. dollars, unless you elect to be paid in Australian dollars.

The U.S. dollar amount to be received by a beneficial owner of that bond not electing to receive Australian dollars will be based on the highest bid quotation in The City of New York received by the exchange rate agent at approximately 11:00 a.m., New York City time, on the second business day preceding the applicable payment date. The exchange rate agent will receive the quotation from three recognized foreign exchange dealers (one of which may be the exchange rate agent) for the purchase by the quoting dealer of U.S. dollars for Australian dollars for settlement on the next succeeding payment date in the aggregate amount of Australian dollars payable to all beneficial owners receiving U.S. dollar payments and at which the applicable dealer commits to execute a contract. If three bid quotations are not available on that date, payments will be made in Australian dollars. All currency exchange costs will be deducted from those payments.

If you hold bonds other than through Euroclear or Clearstream, Luxembourg, and you elect to receive payments of principal and interest in Australian dollars, you must notify the participant through which your interest is held on or prior to the applicable record date, in the case of a payment of interest, and on or prior to the eighth day prior to maturity, in the case of a payment of principal of:

•	your election to receive all or a portion of the payment in Australian dollars; and

•

wire transfer instructions to an Australian dollar account maintained with a bank outside of Australia (unless payment of the full amount thereof in Australian dollars outside Australia is illegal or effectively precluded by exchange controls or similar restrictions) with respect to any payment to be made in Australian dollars.

Unless otherwise specified in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), that participant must notify the depositary of the election and wire transfer instructions on the first business day after the record date. The depositary will notify the paying agent of the election and wire transfer instructions on the second business day after the record date. If complete instructions are received by the participant and forwarded by the participant to the depositary, and by the depositary to the paying agent, on or prior to those dates, the beneficial owner will receive payments in Australian dollars.

Beneficial owners holding through Clearstream, Luxembourg and Euroclear. If you hold bonds through Euroclear or Clearstream, Luxembourg, you will receive payment of principal and interest on the bonds in Australian dollars through Euroclear or Clearstream, Luxembourg, as the case may be, unless you elect, in accordance with the operating procedures of Euroclear or Clearstream, Luxembourg, as the case may be, to have the Australian dollar payments converted to U.S. dollars at the applicable exchange rate in the manner described above. If you hold through Euroclear or Clearstream, Luxembourg and you elect to receive payments in U.S. dollars, you must notify Euroclear or Clearstream, Luxembourg, as the case may be, in accordance with the operating procedures of Euroclear or Clearstream, Luxembourg, as the case may be, of your election on or prior to the record date regarding a payment of interest and on or prior to the eighth day prior to maturity in the case of a payment of principal. If the election is not received by Euroclear or Clearstream, Luxembourg on or prior to the applicable record date or the eighth day prior to maturity, as the case may be, and forwarded to the paying agent in the manner described above, principal or interest will be paid in Australian dollars.

In the event that the bonds cease to be book-entry bonds, all payments of principal and interest will be converted to U.S. dollars in the manner described above unless you:

•	notify the paying agent that you elect to receive the payment in Australian dollars; and

•	provide the fiscal agent with wire transfer instructions to an Australian dollar account maintained with a bank outside Australia.

It is our obligation to make payments of principal of and interest on the bonds in Australian dollars. None of the fiscal agent, the paying agent, the exchange rate agent or us has any responsibility for the foregoing procedures with respect to your ability to receive payments in U.S. dollars nor will we or any of them be liable for any losses arising in connection with the procedures or movements in exchange rates.

If the due date for payment of any amount of principal or interest in respect of any bond is not a business day in The City of New York, Luxembourg and Sydney, Australia, then you will not be entitled to payment of the amount due until the next following day which is a business day in all of the locations and will not be entitled to any further interest or other payments in respect of the delay. As used in this paragraph, “business day” means, with respect to a specified location, any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day on which banking institutions in the applicable location are authorized or required by law to close.

Holders of bonds in definitive form. Payments of principal and any interest in respect of definitive bonds (if issued) will, subject to various conditions, be made against presentation or surrender of definitive bonds at any specified office outside Australia of any paying agent. So long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a Luxembourg paying agent as a condition of that listing. Should the Luxembourg paying agent cease to be Deutsche Bank Luxembourg, S.A., we will notify holders in accordance with the procedures described below in condition 16.

9. Purchases

We may at any time purchase bonds in any manner and at any price subject to compliance with any applicable laws.

10. Cancellation

All bonds which are redeemed by us will be cancelled and may not be reissued or resold.

11. Payment of Additional Amounts in Certain Circumstances

All payments by us of, or in respect of, principal of, and any premium and interest on, the bonds, except for the domestic A$ bonds, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the taxes, duties, assessments or governmental charges is required by law. In that event, we or, as the case may be, the guarantor will pay the additional amounts as may be necessary in order that the net amounts receivable by you after the withholding or deduction (and after deduction of any additional taxes, duties, assessments or governmental charges payable in respect of such additional amounts) shall equal the respective amounts of principal and interest which would have been receivable in respect of the bonds, in the absence of the withholding or deduction. However, no additional amounts will be so payable for or on account of:

(1) any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that the holder:

(A) was a resident, domiciled in or a national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, the bond;

(B) presented a bond for payment in Australia, unless the bond could not have been presented for payment elsewhere; or

(C) presented the bond more than 30 days after the date on which the payment in respect of the bond first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the bond for payment on any day within the period of 30 days;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the bond;

(4) any withholding, deduction, tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of a bond or, if the bond is a global bond, the beneficial owner of a bond to comply with our request addressed to the holder or beneficial owner, as the case may be,

(A) to provide information concerning the nationality, residence, identity or address of the holder or the beneficial owner, as the case may be or

(B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or authority thereof or therein having the power to tax as a precondition to exemption from all or part of the withholding, deduction, tax, assessment or other governmental charge; or

(5) any combination of items (1), (2), (3) and (4) above.

Furthermore, no additional amounts will be paid with respect to any payment of, or in respect of, any principal of, or any premium or interest on, the bonds to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would, under the laws of the Commonwealth of Australia or any political subdivision or authority thereof or therein having the power to tax, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of a bond.

We will not be liable to pay additional amounts to any holder for any deduction or withholding on account of any duties or taxes where those duties or taxes are imposed or levied by or on behalf of the Commonwealth of Australia by virtue of the holder being our associate (as defined in Section 128F of the Income Tax Assessment Act 1936 (Australia)) or as a result of the holder being a party to or participating in a scheme to avoid the duties or taxes, being a scheme which we neither were party to nor participated in.

Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross up”, nor make any additional payments to, a holder of domestic A$ bonds in respect of any withholding.

Any reference in this prospectus supplement to principal or interest in respect of the bonds will also be deemed to refer to any additional amounts which may be payable in respect of those bonds.

12. Events of Default

In case one or more of the following events of default has occurred and is continuing:

•	any principal or interest in respect of any of the bonds is not paid when due and remains unpaid for a period of 30 days; or

•

we or the guarantor fail to perform any other material obligation under the bonds or the guarantee and that failure is not remedied within a period of 60 days after written notice of that failure is given by any holder of bonds to us at the specified office of the fiscal agent; or

•

we cease to be a corporation sole constituted by the Under Treasurer of the State of Queensland pursuant to Section 4 of the Statutory Bodies Financial Arrangements Act 1982 under the name and style “The Queensland Government Development Authority” as preserved and continued in existence as so constituted as a corporation sole under the name and style “Queensland Treasury Corporation” by the Queensland Treasury Corporation Act 1988 of the State of Queensland (or by any statutory modification or amendment of either of those Acts) unless our obligations under the bonds are forthwith assumed by the guarantor or by a successor statutory body constituted by public Act of the State of Queensland and the guarantee continues to remain in full force and effect in respect thereof; or

•

we or the guarantor fail to repay the whole of the principal sum of any of our or its indebtedness for borrowed money being in excess of US$10,000,000 (or the equivalent thereof in any other currency) within 30 days of the date on which it becomes due and payable or fail to repay the whole of the principal sum of any indebtedness for borrowed money being in excess of US$10,000,000 (or the equivalent thereof in any other currency) under any guarantee given by us or it in respect thereof within 30 days of the date on which it becomes due and payable under that guarantee; or

•

the guarantee for any reason ceases to be in full force and effect or you cease to be entitled to the full benefit of the guarantee in accordance with its terms and it is not forthwith replaced by another guarantee by the guarantor on substantially the same terms and conditions as the guarantee or by some other security as may be approved by an extraordinary resolution (as defined in the amended and restated fiscal agency agreement) by the holders of the bonds;

then in each and every case the principal amount of any bond together with all accrued interest thereon will, at the option of, and upon written notice to the fiscal agent by, the holder thereof, mature and become due and payable on the date on which that written notice is received by the fiscal agent unless prior to the receipt of that notice all events of default in respect of all the bonds have been cured.

If you own book-entry bonds, you will have to give notices to us and the guarantor in connection with any event of default, and exercise any other rights against us and the guarantor as a result of that event of default, through the participant through which you are holding your bonds.

We agree to indemnify each holder of bonds against any costs (including stamp duty) which that holder (or you or any person in the chain between that holder and you) may reasonably incur in connection with any proceedings to enforce any of the provisions of the bonds.

13. Meetings of Holders of the Bonds

Pursuant to the amended and restated fiscal agency agreement, we may, at any time, and we will, upon a request in writing made by one or more registered holders, or its or their proxy or proxies, holding not less than 10% of the principal amount of the bonds of the same series then outstanding, convene a meeting of holders of the bonds.

Any request in writing by registered holders of bonds must be made by filing the same at the specified office of the fiscal agent. A holder of a beneficial interest in a global bond may only make a request through a participant.

14. Substitution of the Debtor

We may, without the consent of the holders of bonds, be replaced as principal debtor under the bonds by a successor statutory body constituted by public Act of the State of Queensland, which by the provisions of the Act by which it is constituted assumes all of our obligations under the bonds, or by the guarantor by execution of a deed by which it assumes all of the obligations, so long as:

•	in either case all necessary governmental and regulatory consents and approvals have been obtained for substitution; and

•

in the case of substitution by a successor statutory body, the guarantee of the bonds remains in full force and effect and the holders of the bonds remain entitled to the full benefit of the guarantee in accordance with its terms.

In the event of such substitution, we will notify the Luxembourg Stock Exchange of that substitution and will prepare a revised base prospectus to reflect the substitution.

15. Issuances of Additional Bonds

We may, at any time without your consent, create and issue additional bonds up to, but not exceeding, the facility limit of A$18,000,000,000 so that the additional bonds shall be consolidated and form a single series with the bonds of another series.

16. Notices Regarding the Bonds

All notices regarding the bonds will be duly given if:

•	delivered in writing to the registered holder of the bond; and

•	published in a leading newspaper having general circulation in Luxembourg (which is expected to be the d’Wort) and/or on the Luxembourg Stock Exchange’s website, www.bourse.lu.

If at any time publication in that newspaper is not practicable, notices will be duly given if published in any other leading daily English language newspaper with general circulation in Europe. The notice shall be deemed to have been given on the date of publication or, if published more than once or on different days, on the date of the first publication.

17. Modification of the Terms and Provisions of the Bonds

We may modify any of the terms or provisions contained in the bonds, other than our domestic A$ bonds, of the same series in any way with the written consent of the holders of not less than 66 2/3% in principal amount of the bonds of the same series at the time outstanding. However, the unanimous consent of all holders of bonds of the same series is required if:

•

any modifications would change the terms of payment of the principal, or any interest or premium on, any bonds of the same series or affect the rights of holders of less than all the bonds of the same series at the time outstanding; and

•	any modification would reduce the aforesaid percentage needed for authorization of modification.

We and the fiscal agent may, without your vote or consent, amend the amended and restated fiscal agency agreement and the bonds for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision thereof, or in any manner which we and the fiscal agent may determine and which shall not be inconsistent with the terms of the bonds and will not adversely affect the interest of any holder of bonds. Any modifications, amendments or waivers of the amended and restated fiscal agency agreement or of the bonds in accordance with the foregoing provisions will be conclusive and binding on all holders of bonds, whether or not they have given the consent and whether or not notation of the modifications, amendments or waivers is made upon the bonds, and on all future holders of bonds. Any instrument given by or on behalf of any holder of a bond in connection with any consent to any modification, amendment or waiver will be irrevocable once given and shall be conclusive and binding on all subsequent holders of the bonds.

Holders will be notified of any modification of the terms or provisions contained in the bonds, whether or not subject to consent of the holders, before it is effective, in accordance with the notification procedures described above in condition 16. For so long as the bonds are listed on the Luxembourg Stock Exchange, if the terms of our Global A$ Bond Facility are modified or amended in a manner which is capable of affecting the assessment of the bonds or would otherwise make this prospectus supplement, as so modified or amended, inaccurate or misleading, a new prospectus supplement will be prepared and provided to the Luxembourg Stock Exchange.

18. Transfer, Exchange and Replacement of Bonds

In addition to the procedures described in the U.S. Prospectus, if any bond that is in definitive form is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of any transfer agent, on payment by the holder of those costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as we may reasonably require. Mutilated or defaced bonds must be surrendered before replacements will be issued.

Any definitive bond may be presented for transfer or exchange, other than for the exchange of securities for domestic A$ bonds, at the specified office of any transfer agent, subject to the limitations set forth in the amended and restated fiscal agency agreement and the U.S. Prospectus. Upon surrender for exchange or transfer of any definitive bond, the fiscal agent will authenticate and deliver in exchange for the definitive bond, a bond or bonds of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed upon the holder of a definitive bond in connection with exchanges for bonds of a different denomination or for transfers thereof, but the fiscal agent may charge the party requesting any transfer, exchange or registration of the definitive bonds a sum sufficient to reimburse it for any stamp or other tax or other governmental charge required to be paid in connection with the transfer, exchange or registration.

So long as the bonds are listed on the Luxembourg Stock Exchange, we will maintain a Luxembourg transfer agent as a condition of that listing. Should the Luxembourg transfer agent cease to be Deutsche Bank Luxembourg, S.A., we will notify holders in accordance with the procedures described above in condition 16.

19. Governing Law

The amended and restated fiscal agency agreement, the guarantee and the bonds will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing authorization and execution by us or the guarantor and any statutory guarantee relating to the bonds will be governed by the laws of Queensland.

Our domestic A$ bonds will be governed by, and interpreted in accordance with, the laws of Queensland.

We and the guarantor have submitted to the jurisdiction of state and federal courts sitting in The City of New York in connection with the amended and restated fiscal agency agreement, the guarantee and the bonds.

USE OF PROCEEDS

The net proceeds from the sale of the bonds offered hereby will finance the activities of the State of Queensland and its statutory bodies. See “Queensland Treasury Corporation” in the summary and in the U.S. Prospectus for a more complete description of these activities. We may pay each dealer up to A$20,000 per annum panel fee in consideration for such dealer’s participation in the sale of the bonds. We may also pay a fixed total fee of A$400,000 per year to be paid on a graduated basis to the dealers who are determined by us to be the top eight performers based on secondary market turnover of bonds and Australian dollar denominated medium-term notes weighted by average holdings of bonds. In certain circumstances, however, commissions or fees, if any, will be determined by the dealers and us at the time of sale. Absent such fees, if we sold A$18,000,000,000 of bonds, we would expect to receive the full amount, before deducting expenses payable by us. The dealers’ commission or fees, if any, for each sale of bonds will be disclosed in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

BOOK-ENTRY SYSTEM

Upon issuance, the entire principal amount of all bonds with the same issue date, interest rate and represented by a single global bond. Each global bond representing book-entry bonds will be deposited with, or on behalf of, DTC, as depositary, located in The Borough of Manhattan, The City of New York, and will be registered in the name of the depositary or its nominee. Book-entry bonds will not be transferable or exchangeable for definitive or certificated bonds except under the limited circumstances described below.

It is expected that delivery of the bonds will be made against payment therefor on or about the third business day following the date agreement is reached to purchase those bonds.

Ownership of beneficial interests in a global bond will be limited to participants, which are persons that have accounts with the depositary or its nominee, or persons that may hold interests through participants. In addition, ownership of beneficial interests in a global bond will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global bond. Ownership of beneficial interests in a global bond by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. The limits and laws may impair the ability to own, transfer or pledge beneficial interests in a global bond.

We have been advised by the depositary that upon the issuance of a global bond representing book-entry bonds, and the deposit of the global bond with the depositary, the depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts of the book-entry bonds represented by the global bond to the accounts of participants. The accounts to be credited will be designated by the soliciting dealer or, to the extent that the book-entry bonds are offered and sold directly, by us. The depositary will have no knowledge of the actual holder of beneficial interests in any global bond and its records reflect only the identity of the participants to whose accounts book-entry bonds are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers.

So long as the depositary for a global bond, or its nominee, is the registered holder of the global bond, the depositary or the nominee, as the case may be, will be considered the sole holder of the bonds represented by the global bond for all purposes under the amended and restated fiscal agency agreement, the terms of the global bond and the guarantee. Except as provided below, if you own a beneficial interest in a global bond you will not be entitled to have the bonds represented by that global bond registered in your name and will not receive or be entitled to receive physical delivery of the bonds in definitive or certificated form and will not be considered the holders of the bonds under the amended and restated fiscal agency agreement, the terms of the global bond and the guarantee. Accordingly, if you own a beneficial interest in a global bond you must rely on the procedures of the depositary and, if you are not a participant, on the procedures of the participant (and any intermediary in the chain between you and the participant) through which you own your interest, to exercise any rights of a holder of bonds under the amended and restated fiscal agency agreement or the terms of the global bond or the guarantee.

The amended and restated fiscal agency agreement provides that the depositary may grant proxies and otherwise authorize participants and Clearstream, Luxembourg and Euroclear participants (or persons holding beneficial interests in a global bond through the participants) to exercise any rights of a holder or to take any other actions which a holder is entitled to take under the amended and restated fiscal agency agreement, the terms of the global bond or the guarantee. We understand that under existing industry practices, in the event that we request any action by you or if you desire to exercise any rights as a holder or to take any action which you are entitled to exercise or take under the amended and restated fiscal agency agreement or the terms of the global bond or the guarantee, the depositary would authorize the participants holding the relevant beneficial interests to exercise the rights or take the action, and the participants would authorize beneficial owners owning through the participants to exercise the rights or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal of and any premium and interest on book-entry bonds represented by any global bond registered in the name of or held by the depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner and holder of the global bond representing the book-entry bonds. None of the fiscal agent, any of our agents or us will have any responsibility or liability for any aspect of the depositary’s records or any participant’s records relating to, or payments made on account of, beneficial ownership interests in a global bond representing the book-entry bonds or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to the beneficial ownership interest.

The depositary has advised us, the guarantor and the fiscal agent that its current practice is to credit the accounts of the participants with payments of principal or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in the global bonds as shown in the records of the depositary, unless the depositary has reason to believe that it will not receive payment on that date. Payments by participants and indirect participants to owners of beneficial interests in a global bond will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and any payments will accordingly be the sole responsibility of participants or indirect participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

Unless and until it is exchangeable in whole or in part for a bond or bonds in definitive form, no global bond described above may be transferred except as a whole:

•	by the depositary for the global bond to a nominee of the depositary; or

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

If the depositary notifies us that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the United States Securities Exchange Act of 1934 and a successor depositary is not appointed by us within ninety days after receiving the notice or becoming aware that the depositary is no longer so registered, we will issue the bonds in definitive form in exchange for the global bond. Bonds will be issued in definitive form if an event of default has occurred and is continuing with respect to any bond. We may also at any time and in our sole discretion determine not to have the bonds represented by one or more global bonds and, in that event, we will issue bonds in definitive form in exchange for all of the global bonds representing the bonds.

The depositary has also advised us as follows:

•

The depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934. The depositary was created to hold securities of its participants. The depositary facilitates the clearance and settlement of securities transactions among participants in the securities through electronic book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The depositary’s participants include securities brokers and dealers, banks, trusts companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the depositary.

•

Access to the depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

•

A further description of the depositary’s procedures with respect to the global bonds and book-entry bonds is set forth in the U.S. Prospectus under “Description of Securities and Guarantee—Global Securities”. The depositary has confirmed to us that it intends to follow the procedures.

FOREIGN CURRENCY RISKS

THIS PROSPECTUS SUPPLEMENT DOES NOT DESCRIBE ALL RISKS OF AN INVESTMENT IN THE BONDS THAT RESULT FROM THE SECURITIES BEING DENOMINATED IN AUSTRALIAN DOLLARS EITHER AS THE RISKS EXIST AT THE DATE OF THIS PROSPECTUS SUPPLEMENT OR AS THE RISKS MAY CHANGE FROM TIME TO TIME. YOU SHOULD CONSULT YOUR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN AUSTRALIAN DOLLARS AND AS TO ANY MATTERS THAT MAY AFFECT THE PURCHASE OR HOLDING OF THE BONDS OR THE RECEIPT OF PAYMENTS OF PRINCIPAL AND INTEREST ON THE BONDS IN AUSTRALIAN DOLLARS. FOREIGN CURRENCY SECURITIES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE NOT FAMILIAR WITH FOREIGN CURRENCY TRANSACTIONS.

The bonds are denominated in Australian dollars.

The information set forth below is directed to prospective purchasers of the bonds who are United States residents and we disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States with respect to any matters that may affect the purchase or holding of the bonds or the receipt of payments of principal of and interest on the bonds in Australian dollars. You should consult your own legal advisors with regard to these matters.

Exchange Rates

An investment in the bonds entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. These risks include, without limitation, the possibility of significant changes in the rate of exchange between the U.S. dollar and the Australian dollar and the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments. These risks generally depend on economic and political events and the supply of and demand for the relevant currencies over which we have no control.

In recent years, rates of exchange between the U.S. dollar and the Australian dollar have been volatile and that volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of the bonds.

Depreciation of the Australian dollar against the U.S. dollar would result in a decrease in the U.S. dollar-equivalent yield of the bond, in the U.S. dollar-equivalent value of the principal repayable at maturity of the bond and, generally, in the U.S. dollar-equivalent market value of the bond. Appreciation of the Australian dollar against the U.S. dollar would result in an increase in the U.S. Dollar equivalent of the principal repayable at maturity.

For each of the financial years indicated, the average noon buying rate in New York City for cable transfers in Australian Dollars as certified for customer purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) are set out below, together with the high and low rates for the previous six months.

	Year Ended June 30,
	2007	2006	2005	2004	2003
	(expressed in U.S. dollars per $1.00)
Period End	0.8491	0.7423	0.7618	0.6952	0.6713
Average Rate	0.7864	0.7472	0.7568	0.7154	0.6652

On December 6, 2007, the Noon Buying Rate was US$0.8731 = $1.00.

	November	October	September	August	July	June
High	0.9369	92.71	88.55	86.18	88.41	84.91
Low	0.8698	88.46	82.38	78.60	85.09	83.13

The exchange rate between the Australian dollar and the U.S. dollar is at any moment a result of the supply of and demand for the two currencies and changes in the rate result over time from the interaction of many factors directly or indirectly affecting economic conditions in Australia and in the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Australia and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Australia, the United States and other countries important to international trade and finance.

The information presented in this prospectus supplement relating to the exchange rate of the Australian dollar is furnished for informational purposes only and is not intended to serve as a representation, warranty or opinion.

Australian Exchange Control Restrictions

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic, certain ministers and senior officials of the Government of Zimbabwe, certain entities and individuals associated with the Democratic People’s Republic of Korea and certain entities and individuals associated with the Burmese regime are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.

Judgments

In the event an action based on the bonds was commenced in a court of the United States, it is likely that a court would grant judgment relating to the bonds only in U.S. dollars. It is not clear, however, whether, in granting the judgment, the rate of conversion into U.S. dollars would be determined with reference to the date of default, the date judgment is rendered or some other date. You would bear the risk of exchange rate fluctuation between the time the judgment is calculated and the time the fiscal agent converts the specified currency to U.S. dollars for payment of the judgment.

A state court in the State of New York rendering a judgment on a bond denominated in Australian dollars would be required under Section 27 of the New York Judiciary Law to render the judgment in Australian dollars, and the judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

UNITED STATES TAXATION

The following summary supplements the discussion under “Description of Securities and Guarantee—United States Federal Taxation” in the U.S. Prospectus to which discussion reference is hereby made.

A transfer of bonds for our domestic A$ bonds will not be a taxable event for United States federal income tax purposes. A holder’s basis in our domestic A$ bonds received upon a transfer of bonds will equal the holder’s basis immediately prior to the transfer in the bonds.

The 10% Australian withholding tax which applies to interest payments on the domestic A$ bonds will be a foreign income tax for which United States holders are generally entitled to take a deduction or credit in computing their United States tax liability, subject to limitations set out in the Internal Revenue Code.

Special United States federal income tax considerations applicable to holders of the bonds who are United States persons are described under “Description of Securities and Guarantee—United States Federal Taxation” in the U.S. Prospectus.

AUSTRALIAN TAXATION

Interest Withholding Tax

Generally, interest paid by us to a non-resident of Australia, who does not derive the interest in carrying on business at or through a permanent establishment in Australia, is subject to interest withholding tax at the rate of ten percent.

Under the double taxation treaties between Australia and the United States and Australia and the United Kingdom, no Australian interest withholding tax will be payable on interest derived by an entity which is entitled to the benefit of that treaty where that entity is a government body of the United States or the United Kingdom (including a body exercising governmental functions), a United States or United Kingdom resident bank performing central banking functions or a United States or United Kingdom resident financial institution which is unrelated to, and deals independently with, us. For these purposes, “financial institution” means a bank or other enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance. However, if the interest is derived as part of an arrangement involving back-to-back loans, Australian interest withholding tax will still be payable. From 1 January 2008, a similar exemption will be available under the double tax treaty between Australia and Norway.

A person who is not a resident of the Commonwealth of Australia within the meaning of the Income Tax Assessment Act 1936 (Australia) and who does not derive the interest in carrying on business at or through a permanent establishment in Australia and who has acquired or acquires any of the bonds will not incur or become liable for any Australian income tax (other than interest withholding tax) on interest, or amounts in the nature of interest, payable in respect of the bonds. The terms of issue and the procedures for the issue of the bonds are intended to satisfy the conditions for exemption from interest withholding tax under Section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Under Australian law as currently in effect, Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross-up”, nor make any additional payments to a holder of domestic A$ bonds in respect of any withholding.

Interest, or an amount in the nature of interest, paid by us, is exempt from Australian withholding tax under Section 128F if debt securities are issued by us outside Australia and if a “public offer” test is satisfied. The public offer test is satisfied if the debt securities are issued as a result of being offered for issue:

(a) to at least 10 persons each of whom:

i. was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; and

ii. is not known, or suspected, by us to be an associate (as defined in section 128F) of any of the other nine such persons; or

(b) to at least 100 persons whom it is reasonable for us to regard as having acquired instruments similar to the debt securities in the past or being likely to acquire instruments similar to the debt securities in the future; or

(c) as a result of being accepted for listing on a stock exchange outside Australia, where we have entered into an agreement with a dealer, manager or underwriter in relation to the placement of the debt securities requiring us to seek a listing; or

(d) as a result of negotiations being initiated publicly in electronic form, or in another form, that is used by financial markets for dealing in instruments similar to the debt securities; or

(e) to a dealer, manager or underwriter in relation to the placement of debt securities who, under an agreement with us, offered the debt securities for sale within 30 days in a way covered by any of paragraphs (a) to (d) above.

In relation to the issue of a global security, the “public offer” test will be satisfied if the global security falls within the description of “global bond” in Section 128F(10). Broadly speaking, this will be the case if the following requirements are satisfied:

(i) the global security describes itself as a global bond or a global note; and

(ii) it is issued to a clearing house (as defined in Section 128F(9)) or to a person as trustee or agent for, or otherwise on behalf of, one or more clearing houses; and

(iii) in connection with the issue of the global security, the clearing house or houses confer rights in relation to the global security on other persons and will record the existence of the rights; and

(iv) before the issue of the global security, we or a dealer, manager or underwriter, in relation to the placement of debt securities on our behalf, announces that, as a result of the issue, those rights will be able to be created; and

(v) the announcement is made in a way or ways covered by any of paragraphs (b) to (e) above (reading a reference in those paragraphs to “debt securities” as if it were a reference to the rights referred to in paragraph (iv) above and a reference to “us” as if it included a reference to the dealer, manager, or underwriter); and

(vi) under the terms of the global security, interests in the global security are able to be surrendered, whether or not in particular circumstances, in exchange for other debt securities issued by us that are not themselves global securities.

The public offer test is not satisfied if at the time of the issue we know, or have reasonable grounds to suspect, that the debt security or an interest in the debt security was being, or would later be, acquired directly or indirectly by an Offshore Associate of ours other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the debt securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)). Nor will the exemption from interest withholding tax apply if, at the time of the payment of interest to a person, we know or have reasonable grounds to suspect that the holder concerned is one of our Offshore Associates other than one receiving the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme. An “Offshore Associate” is an associate (as defined in Section 128F) of ours that is either a non-resident of the Commonwealth of Australia which does not acquire the securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, is a resident of Australia that acquires the securities in carrying on a business at or through a permanent establishment outside of Australia.

To reduce the risk that the public offer test will not be satisfied we have identified our known associates and have requested that they not acquire any of our securities that are issued outside Australia.

Income and Other Taxes

Under Australian law as currently in effect, a person who is a non-resident and who is a holder of bonds or domestic A$ bonds will not by reason only of that ownership incur or become liable for any Australian taxes or duties of whatsoever nature in respect of principal of or (except as described in “Australian Taxation—Interest Withholding Tax” above, noting the exemption from that tax afforded by Section 128F where its requirements are complied with) interest or amounts in the nature of interest (including original issue discount, or premium, if any) in respect of, the bonds or domestic A$ bonds, provided that no such interest, amount in the nature of interest, or premium is derived in carrying on business through a permanent establishment in Australia.

Under Australian law as currently in effect, no Australian income or other tax is payable on any profit on sale of the bonds or domestic A$ bonds which are held by non-residents except if the bonds or the domestic A$ bonds, as the case may be, are purchased with the intention of deriving that profit by resale, or the bonds or domestic A$ bonds, as the case may be, are trading stock of the vendor or if an ordinary incident of the vendor’s business is the sale of securities for a profit and, in any case, the profit from the sale has a source in Australia. The profit will generally only have a source in Australia if the business is conducted in Australia, if the bonds or domestic A$ bonds, as the case may be, are sold in Australia or the bonds or domestic A$ bonds, as the case may be, are physically held in Australia.

Notwithstanding that a profit from a sale of bonds or domestic A$ bonds is prima facie assessable in Australia in the circumstances referred to above, if the vendor is a resident of a country with which Australia has a double taxation agreement, then depending on the circumstances of the case and the terms of the relevant treaty, relief from Australian tax may nevertheless be available under the treaty.

Inheritance Taxes

Under Australian law as currently in effect, no Australian state or Federal Estate duty or other inheritance taxes will be payable in respect of bonds or domestic A$ bonds held at the date of death regardless of the holder’s domicile at the date of death.

Stamp Duty

Under Executive Minutes dated December 17, 1992 and December 16, 1993 any transaction, arrangement or instrument connected with the issue of the bonds is exempted from Queensland Stamp Duty.

LUXEMBOURG TAXATION

The following summary is of a general nature and is included herein solely for information purposes. It is based on the laws presently in force in Luxembourg, though it is not intended to be, nor should it be construed to be, legal or tax advice. Prospective investors in the bonds should therefore consult their own professional advisers as to the effects of state, local or foreign laws, including Luxembourg tax law, to which they may be subject.

Withholding Tax

(i) Non-resident holders of bonds

Under Luxembourg general tax laws currently in force and subject to the laws of June 21, 2005 (the “Laws”) mentioned below, there is no withholding tax on payments of principal, premium or interest made to non-resident holders of bonds, nor on accrued but unpaid interest in respect of the bonds, nor is any Luxembourg withholding tax payable upon redemption or repurchase of the bonds held by non-resident holders of bonds.

Under the Laws implementing the EC Council Directive 2003/48/EC of June 3, 2003 on taxation of savings income in the form of interest payments and ratifying the treaties entered into by Luxembourg and certain dependent and associated territories of EU Member States (the “Territories”), payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner or a residual entity, as defined by the Laws, which is a resident of, or established in, an EU Member State (other than Luxembourg) or one of the Territories will be subject to a withholding tax unless the relevant recipient has adequately instructed the relevant paying agent to provide details of the relevant payments of interest or similar income to the fiscal authorities of his/her/its country of residence or establishment, or, in the case of an individual beneficial owner, has provided a tax certificate issued by the fiscal authorities of his/her country of residence in the required format to the relevant paying agent. Where withholding tax is applied, it will be levied at a rate of 15% during the first three-year period starting July 1, 2005, at a rate of 20% for the subsequent three-year period and at a rate of 35% thereafter. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the bonds coming within the scope of the Laws would at present be subject to withholding tax of 15%.

(ii) Resident holders of bonds

Under Luxembourg general tax laws currently in force and subject to the law of December 23, 2005 (the “Law”) mentioned below, there is no withholding tax on payments of principal, premium or interest made to Luxembourg resident holders of bonds, nor on accrued but unpaid interest in respect of bonds, nor is any Luxembourg withholding tax payable upon redemption or repurchase of bonds held by Luxembourg resident holders of bonds.

Under the Law payments of interest or similar income made or ascribed by a paying agent established in Luxembourg to or for the immediate benefit of an individual beneficial owner who is a resident of Luxembourg will be subject to a withholding tax of 10%. Such withholding tax will be in full discharge of income tax if the beneficial owner is an individual acting in the course of the management of his/her private wealth. Responsibility for the withholding of the tax will be assumed by the Luxembourg paying agent. Payments of interest under the bonds coming within the scope of the Law would be subject to withholding tax of 10%.

EU SAVINGS DIRECTIVE

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States will (if equivalent measures have been introduced by certain non-EU countries) be required from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding tax system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories, including Switzerland, have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

PLAN OF DISTRIBUTION

Under the terms of an amended and restated distribution agreement, dated as of December 12, 2007, each among us, the guarantor and the dealers, the bonds are being offered on a continuing basis by us through the dealers. Each of the dealers has agreed to use its best efforts to solicit purchases of the bonds. The form of amended and restated distribution agreement has been filed with the SEC on December 10, 2007 as an exhibit to our Registration Statement No. 333-147600.

We may pay each dealer up to A$20,000 per annum panel fee in consideration for such dealer’s participation in the sale of the bonds. We may also pay a fixed total fee of A$400,000 per year to be paid on a graduated basis to the dealers who are determined by us to be the top eight performers based on secondary market turnover of bonds and Australian dollar denominated medium-term notes weighted by average holdings of bonds. In certain circumstances, however, commissions or fees, if any, will be determined by the dealers and us at the time of sale. The dealers’ commission or fees, if any, for each sale of bonds will be disclosed in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

We have the sole right to accept offers to purchase bonds and may reject any offer, in whole or in part. Each dealer has the right, in its discretion reasonably exercised, without notice to us, to reject any offer to purchase bonds received by it, in whole or in part.

We also may sell bonds to any dealer, acting as principal, or to a group of underwriters named in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) for whom one or more of the dealers will act as representative or representatives, at a discount to be agreed upon at the time of sale, for resale to one or more investors at varying prices related to prevailing market prices at the time of resale, as determined by the dealer. The dealers may offer bonds from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. In those cases, the dealers may purchase the bonds from us for no commission. In connection with the sale of the bonds, the dealers may be deemed to have received compensation from us in the form of underwriting discounts.

This prospectus supplement and the U.S. Prospectus may be used by the dealers in connection with offers and sales of the bonds to persons located in the United States.

The dealers may be deemed to be “underwriters” within the meaning of the Securities Act. We have agreed to indemnify the dealers against and contribute toward certain liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the dealers for certain expenses. Each of the dealers engages in transactions with and performs services for us in the ordinary course of its business.

We may also sell bonds through underwriters pursuant to an underwriting agreement or agreements to be entered into in connection with the sales. If underwriters are used in connection with the sale of bonds, the final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) with respect to those bonds (which will constitute the applicable “final terms” for the purposes of the Prospectus Directive) will set forth the terms of the offering of the bonds, including the name or names of any underwriters, the price of the bonds and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters’ compensation, and discounts or concessions allowed or re-allowed or paid to dealers. Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Bonds may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated.

Unless otherwise set forth in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), the obligations of the underwriters to purchase the bonds described therein will be subject to certain conditions precedent and the underwriters will be obligated to purchase all bonds offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Each tranche of bonds issued in a particular series will be a new issue of securities for which there is no established trading market. As discussed above, up to A$18,000,000,000 of the bonds outstanding at any time have been authorized for listing on the Luxembourg Stock Exchange. Each dealer has committed to us to make a market in the bonds under certain circumstances, as permitted by applicable laws and regulations. No assurance can be given, however, as to the liquidity of any trading markets for the bonds.

We have entered into repurchase arrangements with some dealers whereby we may purchase bonds from a dealer at an agreed price and for a fixed term which shall not exceed one calendar month. At the end of the term the dealer is obligated to repurchase the bonds at the repurchase price which is fixed at the beginning of the transaction. The repurchase price is the sum of the purchase price, our cost of funding and costs and expenses incurred by us.

Previous Issues of Bonds

As at December 7, 2007 an aggregate principal amount of A$12,169,506 of bonds were outstanding bearing interest rates of 5.5% and 6.0% and maturing on various dates. These bonds were sold to or through the dealers pursuant to the amended and restated distribution agreement.

Selling Restrictions

No prospectus in relation to the bonds has been lodged with or registered by the Australian Securities and Investments Commission. The bonds may not be offered or sold, directly or indirectly, in the Commonwealth of Australia, its territories and possessions. Each dealer has or will represent and agree with us that in connection with the distribution of the bonds:

•	it has not directly or indirectly offered for subscription or purchase or issued invitations to subscribe for or buy nor has it sold the bonds;

•	it will not directly or indirectly offer for subscription or purchase or issue invitations to subscribe for or buy or sell the bonds; and

•	it has not distributed and will not distribute any draft or final form offering memorandum, advertisement or other offering material,

in Australia or to any person that the employees of the Dealer acting in connection with the distribution know or have reasonable grounds to suspect is one of our Offshore Associates other than one acting in the capacity of a dealer, manager or underwriter in relation to the placement of the bonds or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)).

Each dealer has agreed to co-operate with us with a view to ensuring that the bonds are offered for sale in such a manner which will allow payments of interest or amounts in the nature of interest on the bonds to be exempt from Australian withholding tax under section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

In relation to each Relevant Member State (i.e. Member States of the European Economic Area which have implemented the Prospectus Directive), each dealer has represented and agreed, and each further dealer appointed under the bond facility will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of bonds which are the subject of the offering contemplated by this prospectus supplement and the U.S. Prospectus as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of bonds to the public in that Relevant Member State:

(a) if the final terms in relation to the bonds specify that an offer of those bonds may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a “Non-exempt Offer”), following the date of publication of a prospectus in relation to such bonds which has been approved by the competent authority in that Relevant Member State, or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive in the period beginning and ending on the dates specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(e) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of bonds referred to in (a) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each dealer has represented and agreed, and each further dealer appointed under the bond facility will be required to represent and agree, that:

(a) in relation to any bonds which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any bonds other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the bonds would otherwise constitute a contravention of Section 19 of the United Kingdom Financial Services and Markets Act 2000 (the “FSMA”) by QTC;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any bonds in circumstances in which Section 21(1) of the FSMA does not apply to QTC or the guarantor; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any bonds in, from or otherwise involving the United Kingdom.

Each dealer has agreed, and each further dealer appointed by us, if any, will be required to agree, to comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the bonds or possesses or distributes this prospectus supplement and the U.S. Prospectus. Each dealer has or will also agree to obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of the bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries. Neither we nor any other dealers have responsibility for that dealer’s compliance with its agreements.

For further information on the selling restrictions agreed upon by the dealers with us, see “Description of Securities and Guarantee—Selling Restrictions” in the U.S. Prospectus.

VALIDITY OF BONDS AND GUARANTEE

The validity of the bonds and the guarantee will be passed upon for us and the Treasurer on behalf of the Government of Queensland as to matters of the laws of the State of Queensland and the Commonwealth of Australia by the Crown Solicitor of Queensland and as to matters of the laws of the State of New York by Sullivan & Cromwell, Melbourne, Australia, counsel to the dealers. The opinions of the Crown Solicitor and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by us and the fiscal agent in connection with the issuance and sale of any particular bond, the specific terms of bonds and other matters which may affect the validity of bonds but which cannot be ascertained on the date of the opinions. Sullivan & Cromwell has on occasion rendered legal services to the Government of Queensland and us.

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a) to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b) to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c) to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i) the advancement of the financial interests of the State;

(ii) the development of the State or any part thereof; or

(iii) the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a) to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b) to advance money or otherwise make financial accommodation available;

(c) to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d) to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e) to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f) to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2007, the Corporation had a total of $40.612 billion in assets and $40.239 billion in liabilities compared to $33.492 billion in assets and $33.165 billion in liabilities at June 30, 2006.

Organization of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

The Chief Executive of the Corporation is Stephen Rochester. The Organization Management Team (“OMT”) comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of the Corporation’s performance in implementing its strategic and corporate objectives outlined in Corporation’s strategic and corporate plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland, Australia and the contact telephone number is +61 7 3221 4122.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At June 30, 2007, the total borrowings of the Corporation were $32.421 billion. This amount included overseas debt equivalent to $11.920 billion based on the prevailing rates of exchange at June 30, 2007. Included in these overseas borrowings were Australian dollar denominated borrowings of $11.541 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

As discussed in “Risk Factors” above, there is a general risk that any market for the bonds may be illiquid and may make it difficult for investors to sell their bonds easily or at optimal prices. However, generally speaking, we endeavor to have large liquid lines of stock with a common maturity date. At the date of this prospectus supplement, these maturity dates are July 14, 2009, May 14, 2010, June 14, 2011, August 14, 2013, October 14, 2015, September 14, 2017, and June 14, 2021. As a consequence, the bonds are usually highly liquid with relatively minimal transaction costs. In addition, bondholders have the capacity to exchange their global bonds for the more liquid Domestic A$ Bonds, as described above under “Terms and Conditions of the Bonds—6. Transfer for Domestic A$ Bonds”.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies. Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (i.e. Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At 30 June 2007, loans to Government Bodies totalled $24.269 billion of which $15.143 billion was to State owned trading enterprises.

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement Cash Flow Statement, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value, which peaked at approximately $850 million as at 30 June 2007, falls progressively over the remaining term of the leases to zero by the year 2029.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties who have issued the financial instruments. However, the risk to QTC is relatively low with approximately 94% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of AA- representing only 2.9% of the total exposure.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. Alternatively, a separate State of Queensland guarantee has been provided in relation to some cross border lease transactions. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

Enterprise Wide Risk Management

As discussed above under “Risk Factors”, the Corporation has conducted an Enterprise Wide Risk Management program and has implemented Enterprise Wide Risk Management policies and procedures in 2002. As part of this Enterprise Wide Risk Management Program, the Corporation has identified the principal risks potentially significantly impacting its ability to fulfill its obligations under the bond facility, being (i) unable to access suitable funding markets when required and (ii) suffering a significant loss of capital.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are funds held on account of the Corporation’s borrowing in advance of a requirement, to fund both the redemption of existing borrowings and to fund the Queensland Public Sector’s debt financing requirements.

While the Corporation’s is not subject to the Bank of International Settlements, Basle II draft accord, its Board and the Corporation’s Middle Office monitor compliance with the Basle II draft accord. At all times, the Corporation’s capital has been well in excess of that necessary to cover market, operating and credit risk. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things, limit the amount and term of counterparty exposure based on credit rating (both at an overall and maturity bucket level) and industry sector, exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent), and provide a maximum percentage exposure for the various credit rating bands.

Selected Financial Information

The following Statement of Financial Position as at June 30, 2007 and 2006 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our 2007 Form 18-K which is incorporated by reference into this prospectus supplement and the U.S. Prospectus.

Balance Sheet

	As at June 30,
	2007	2006
	(In A$ thousands)
Assets
Cash assets	99	124
Receivables	2,493	2,278
Prepayments	376	283
Onlendings	24,268,854	19,831,582
Derivative financial assets	112,851	66,747
Financial assets at fair value through profit or loss	16,200,405	13,557,724
Property, plant and equipment	25,485	31,259
Investments accounted for using the equity method	180	185
Intangible assets	491	310
Deferred income tax asset	1,084	1,686

Total Assets	40,612,318	33,492,178

Liabilities
Payables	180,578	198,105
Tax liabilities	13,485	13,509
Derivative financial liabilities	271,954	104,158
Financial liabilities at fair value through profit or loss	39,772,952	32,848,906

Total Liabilities	40,238,969	33,164,678

Net Assets	373,349	327,500

Equity
Reserves	83,711	74,403
Retained surplus	289,638	253,097

Total Equity	373,349	327,500

The following Statement of Financial Performance for the years ended June 30, 2007 and 2006 has been taken from and should be read in conjunction with our audited consolidated financial statements that are included in our 2007 Form 18-K which is incorporated by reference into this prospectus supplement and the U.S. Prospectus.

Income Statement

	For the Year Ended June 30,
	2007	2006
	(In A$ thousands)
Revenue
Interest income	1,520,137	1,220,884
Fees:
Management	24,820	22,698
Professional	252	217
Other	402	231
Amortization of cross border lease deferred income	8,709	8,763
Bad debts recovered—co-operative housing societies	—	—
Other revenue	7	1
Gains	14
Gain on sale of property, plan and equipment		—

Total Income	1,554,341	1,252,794

Expenses
Interest expense	1,461,764	1,160,268
Administration expenses	32,958	30,249
Provisions—co-operative housing societies	25	(6)
Realised loan losses—co-operative housing societies	—	—
Loss on sale of property, plant and equipment	—	58

Total Expenses	1,494,747	1,190,569

Share of profits of investments accounted for using the equity method	(5)	85

Operating surplus before payment in lieu of income tax	59,589	62,310
Payment in lieu of income tax	13,740	12,741

Operating surplus after payment in lieu of income tax	45,849	49,569

QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of around 4.16 million persons, or 19.9% of Australia’s population at the end of March 2007. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.82 million residents. There are nine other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defense, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labor market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

Following the most recent State election (September 2006), the Australian Labor Party again forms the current government of Queensland. The Premier is the Honourable Anna Bligh, sworn in as Premier of Queensland on 13 September 2007.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department. The address of the Office of the Treasurer on behalf of the State of Queensland (as guarantor of bond facility) is Level 15, Executive Building, 100 George Street, Brisbane QLD 4000, Australia and the contact telephone number is +61 7 3224 4500.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value added and high technology industries.

In the last 15 years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive services sector initially developed to support the mining and agricultural sectors, but which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2005-06 the rural sector accounted for approximately 4.1% of Gross State Product (“GSP”) and 25.7% of the agricultural sector in Australia. The mining sector accounted for approximately 12.4% of GSP in the State and 30.8% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.0% of GSP and 15.5% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 74.5% of GSP and 18.1% of the tertiary sector in Australia.

Economic Strategy

The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.

Queensland’s first Charter under the legislation was tabled by the previous Premier and then Acting Treasurer in August 1999. The most recent Charter of Social and Fiscal Responsibility was tabled in April 2004, replacing the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.

The key community outcomes sought by the Government as outlined in the Charter are:

•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standard of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, liveable and healthy environment; and

•	Maintenance of the natural resource base.

In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:

•	To maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.

The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labour force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities—the key economic policy priorities of the State Government.

The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.

The economic strategy, by increasing real incomes and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural activities, regional development, health and aged care, and environmental protection—the other key social policy priorities outlined in the Charter.

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

The Queensland economy recorded growth of 6.8% in 2006-07 representing the highest rate of growth since 1997-98 and outpacing growth in the national economy (3.3%) for the eleventh consecutive year. Favourable domestic conditions and a strong global economy supported economic growth in Queensland during the year. Queensland’s strong performance is expected to continue, with economic growth forecast to be 5.0% in 2007-08, compared with national growth, which is forecast to be 4 1/4%. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average since 1990-91. Queensland’s real GSP has grown at an average annual rate of 5.1% over the last decade, 1.6 percentage points higher than that nationally (3.5%).

Real Economic Growth—Queensland and Australia, original CVM

(2001-02 to 2006-07)

	Queensland GSP		Australia GDP
Year	$ Billion(a)	% Change	$ Billion(a)	% Change
2001-02	141.1	5.2	813.5	3.8
2002-03	148.2	5.0	839.2	3.2
2003-04	154.7	4.4	873.2	4.1
2004-05	162.9	5.3	896.6	2.7
2005-06	170.2	4.5	922.7	2.9
2006-07	181.7	6.8	952.7	3.3

(a)	Chain volume measure (reference year 2004-05)

Source:	Queensland Treasury; Queensland State Accounts

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2002-03	2003-04	2004-05	2005-06	2006-07
Overseas Merchandise Exports ($ billion)	21.4	20.1	26.4	35.4	35.4
Retail Turnover ($ billion)	34.2	38.7	40.3	42.9	45.8
Private Gross Fixed Capital Formation ($ billion)	31.5	36.5	40.3	46.6	54.9
Mineral Production ($ billion)	11.9	12.3	16.0	24.0	n.a.
Agricultural Production ($ billion)	7.3	7.7	8.3	8.7	8.2
Employment (‘000)(a)	1,784.6	1,843.4	1,939.7	2,006.9	2,099.3
Unemployment Rate(%)(a)	7.2	6.1	4.9	4.8	4.0
Increase in Consumer Prices(%)(a)	3.2	2.9	2.6	3.1	3.3
Average weekly ordinary time earnings ($)(a)	824.9	878.3	923.5	963.8	1,002.3

(a)	Year-average

(b)	2006-07 preliminary Department of Primary Industries and Fisheries estimates, June 2007.

Note:	All monetary values are in current prices

Source:	ABS, Department of Natural Resources and Water, Department of Primary Industries and Fisheries, and Queensland Treasury

Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2005-06 and 2006-07.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07	2005-06	2006-07
Household consumption expenditure	4.6	3.4	2.7	2.0	2.6	3.7	1.5	2.1
Priv. gross fixed capital formation(c)	12.2	14.1	3.0	3.7	9.3	5.8	2.0	1.4
—Dwellings	1.6	10.1	0.1	0.9	-3.9	3.6	-0.3	0.2
—Business Investment(c)	22.2	19.1	2.8	2.8	17.9	7.3	2.2	1.0
(i) Other buildings and structures(c)	29.5	26.6	1.4	1.6	23.4	13.3	1.1	0.8
(ii) Machinery and equipment(c)	17.8	14.1	1.4	1.2	14.3	3.0	1.0	0.2
—Ownership transfer costs	0.0	9.4	0.0	0.2	1.5	-0.2	0.0	0.0
Private final demand(b)(c)	6.9	6.7	5.7	5.7	4.4	4.3	3.5	3.5
Public final demand(b)(c)	7.4	8.8	1.6	2.0	7.4	12.2	0.3	0.5
Gross State/National Expenditure	6.6	7.2	7.0	7.8	4.0	4.5	4.1	4.6
Exports of goods and services	0.1	2.7	0.0	0.8	2.2	3.9	0.4	0.7
Imports of goods and services	6.9	4.8	-2.5	-1.8	7.2	9.5	-1.5	-2.1
GSP/GDP	4.5	6.8	4.5	6.8	2.9	3.3	2.9	3.3

(a)	Chain volume measure (reference year 2004-05)

(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation

(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available

Source:	Queensland Treasury, Queensland State Accounts

Key features are:

•

Following an expansion lasting a decade and a half, the state economy has operated near full capacity in recent years. In response to this, investment remained the main driver of domestic demand growth, rather than consumption in 2006-07.

•	Despite a detraction from growth by the trade sector, Queensland economic growth reached an eight year high in 2006-07 of 6.8%, significantly higher than national growth of 3.3% over the year.

•	Stronger growth in imports relative to exports resulted in the trade sector detracting 1.0 percentage point from overall economic growth over the year.

•

Growth in household consumption expenditure moderated to 3.4% in 2006-07, following growth of 4.6% in 2005-06. Consumption expenditure in Australia grew by 3.7% over the year, following growth of 2.6% in 2005-06.

•

Total private gross fixed capital formation increased by 14.1% in the State in 2006-07, following growth of 12.2% recorded in 2005-06. Business investment continued to surge, rising 19.1% in 2006-07, with global demand for the State’s resources boosting profitability and investment in mining and domestic demand driving investment in the broader services sector.

•	Dwelling investment surged by 10.1% in the State in 2006-07 despite two rate increases over the year. Meanwhile, Australia recorded an increase of 3.6% in dwelling investment.

•

Public final demand in Queensland grew by 8.8% in 2006-07, following growth of 7.4% in the previous financial year. State Government capital investment was the major driver of growth in public final demand over the year. In particular, State and local investment by the general government and public trading enterprise sector grew by 27.0%, to surpass $10 billion for the first time in 2006-07. Growth in State and local government consumption spending was also strong at 4.1% during the year, ensuring appropriate service provision for a fast growing population.

•	Total export volumes from the State increased by 2.7% in 2006-07, after rising marginally (0.1%) in 2005-06, with growth in coal volumes and tourism export services rebounding strongly in the year.

Exports

Queensland is one of Australia’s major exporting states. The nominal value of Queensland’s overseas exports of goods and services in 2006-07 totalled $44.7 billion (up 2.7%), accounting for 20.7% of Australia’s total exports during the period. The nominal value of Queensland’s overseas merchandise exports remained virtually unchanged, increasing by 0.4%, with a decline in the value of coal exports offset by increases in the export value of metalliferous ores and non-ferrous metals from the State. Lower prices, particularly for coking coal, were the main contributor to the 10.4% fall in the value of coal exports in 2006-07.

In 2006-07, the nominal value of rural exports (excluding sugar) decreased 1.9%. Sugar data are recorded as confidential for a period of six months following export. This small fall in rural exports partially reflects a slowdown in growth due to continued drought conditions experienced across the State over the year. Cereals exports decreased 26.1% in 2006-07, owing to poor seasonal conditions in some areas of Queensland. A 2.4% increase in the value of meat exports reflects increased slaughter rates due to ongoing drought conditions over the year, and continued strong demand from Asia (which has imposed import bans on US and Canadian beef). Fish exports decreased by 1.1% in 2006-07, while textile fibre exports decreased 26.2% in the same period.

Crude minerals exports fell by 3.2% in 2006-07, due to declines in contract prices negotiated for the 2006-07 Japanese fiscal year (which commences on April 1) for Queensland’s coal. Exports of coal (excluding confidentialised coal) declined despite the quantity of coal exported from Queensland increasing during the year. Coal exports benefited from production increases in numerous mines, as well as upgrades to export transport infrastructure.

Strong gains in base metal prices resulted in the nominal value of processed minerals and metals exports rising by 21.2% in 2006-07, to $3.8 billion. This growth was mainly supported by a $616.2 million increase in non-ferrous metals exports. On the other hand, the nominal value of other manufactured goods exports rose a modest 0.8%, or $18.3 million, in 2006-07.

Overseas Exports of Goods and Services, Queensland

Export Categories(a)	2004-05	2005-06	2006-07(p)
	($ million at current prices)
Rural
Meat	3,344.3	3,301.9	3,382.1
Textile fibres	498.2	703.7	519.6
Cereals	250.6	243.9	180.3
Fish and other seafood	236.9	194.4	192.4
Vegetables and fruits	234.3	238.5	312.8
Sugar and honey(b)	1,173.0	1,646.0	1,599.0
Other rural	758.0	571.7	671.7
Total	6,495.4	6,900.1	n.a
Crude Minerals
Coal, coke and briquettes	9,695.4	14,513.1	13,006.1
Metalliferous ores	2,036.3	3,167.4	4,207.4
Petroleum and related products/materials	166.7	384.4	287.1
Other crude minerals	72.7	97.5	85.1
Total	11,971.1	18,162.4	17,585.6
Processed minerals and metals
Non-ferrous metals	2,140.6	2,862.0	3,478.2
Other processed minerals and metals	255.4	290.0	340.8
Total	2,396.0	3,152.0	3,819.0
Other manufactures
Chemicals and related products	443.3	423.1	395.4
Manufactured goods classified by material	185.5	254.4	279.1
Machinery	796.2	918.0	917.2
Transport equipment	308.6	372.1	355.5
Miscellaneous manufactures	256.1	299.9	336.8
Total	2,012.0	2,292.7	2,311.0
Manufactures (sum of processed minerals and metals and other)	4,408.0	5,444.7	6,130.0
Confidential and special	3,494.0	4,769.0	n.a.
Total overseas exports of goods	26,368.5	35,384.7	35,437.4
Tourism	2,723.0	2,821.0	3,197.0
Other services	4,103.0	4,688.0	5,321.0
Total overseas exports of services	6,826.0	7,509.0	8,518.0
TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	33,865.0	43,533.0	44,692.0

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).

(b)	Sugar and some coal data are confidential for Queensland for 2006-07. Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar and honey’ for Queensland in 2006-07 are included in the confidential items category for the year. In addition, some coal exports data (particularly pulverised coal injection coal) is confidentialised by the Australian Bureau of Statistics. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.

n.a.	Data not available for the whole 2005-06 financial year.

Source:	ABS, unpublished foreign trade data, August 2007, Queensland State Accounts

Note:	Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate growth in the industry.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and represented 26.0% of the State’s merchandise exports in 2006-07. Other major export markets include the European Union (15.3%), South Korea (11.0%), China (including Hong Kong) (8.6%), India (7.8%), Taiwan (6.4%) and the United States of America (US) (4.6%).

Despite significant falls in the value of coal exports due to lower contract coal prices, the share of Queensland’s merchandise exports destined for North Asia remained high at 52.0% in 2006-07. Overall, the share and the absolute value of goods exports to China, India and Taiwan rose significantly over the five years to 2006-07. In 2006-07, exports to China (excluding Hong Kong), India and Taiwan accounted for 21.9% of the value of Queensland’s merchandise exports, compared with 13.6% in 2001 02. In value terms, exports to China, India and Taiwan rose on average by 23.9%, 16.9% and 18.9% respectively since 2001 02, supported by strong growth in coal exports. Meanwhile, exports to key markets in South Asia (excluding India) increased 6.0% over the same period.

Although the share of exports to the US declined from 7.8% in 2001 02 to 4.6% in 2006-07, the nominal value of merchandise exports to the country rose significantly by 11.1% over the 2006-07 year. The declining share of exports to the US reflects a surge in growth in exports to other countries, such as India and China, rather than a decline in exports to the US, which remained relatively stable over the last 7 years.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods(a)

	2004-05	2005-06	2006-07(p)
	(% of total at current prices)
North Asia Total	53.1	53.4	52.0
South Korea	11.9	11.3	11.0
China	6.9	7.8	7.7
Japan	28.5	27.7	26.0
Taiwan	4.7	5.6	6.4
Hong Kong	1.1	0.9	0.9

South Asia Total	14.7	16.0	16.3
Indonesia	2.1	2.3	2.3
PNG	1.2	1.1	1.1
Singapore	0.8	1.2	1.1
India	6.7	8.2	7.8
Malaysia	2.1	1.3	1.6
Thailand	1.2	1.2	1.4

North America	6.3	4.5	5.1
Canada	0.8	0.4	0.6
US	5.4	4.1	4.6

European Union	14.6	14.8	15.3
New Zealand	3.4	2.6	2.7
Brazil	1.8	2.1	2.0
Other	6.2	6.7	6.6

TOTAL	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.

(p)	Preliminary

Source:	ABS, unpublished foreign trade data, August 2007.

Imports

The nominal value of Queensland’s overseas merchandise imports rose by 7.1% to total $26.8 billion in 2006-07. The strong rise in the value of merchandise imports was driven largely by continued strength in the domestic economy.

In 2006-07, imports of machinery and transport equipment as well as road vehicles accounted for almost 40% of the rise in the value of Queensland’s merchandise imports. In contrast, minerals fuels, petroleum and lubricants imports declined nearly 2% to $5.5 billion in 2006-07, after increasing 42.7% in 2005-06. The price of crude oil (West Texas Intermediate) declined by 1.5% in year-average terms in 2006-07. The strength of the mining sector supported the rise in the value of machinery and transport equipment imports, to total $6.3 billion.

An increase in the value of medicinal and pharmaceutical imports to Queensland drove an overall increase in chemical imports in 2006-07. The value of chemicals imports increased slightly by 4.3% in 2006-07, to a total of $1.3 billion. The 22.2% increase in the live animals, food, beverages and tobacco imports during the year was mainly accounted for by rises in the value of beverages, coffee and tea, feeding stuff for animals, and fruit and vegetables imports.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

Import Categories(a)	2004-05	2005-06	2006-07(p)
	($ million at current prices)
Live animals, food, beverages & tobacco	673.3	737.3	900.9
Mineral fuels, petroleum and lubricants	3,924.7	5,601.0	5,496.3
Chemicals	1,376.7	1,244.5	1,297.4
Road motor vehicles	4505.5	4,701.2	5,321.7
Other machinery and transport equipment	5,182.2	6,217.2	6,282.5
Other manufactured goods	4,180.9	4,588.5	5,148.0
Other	1,668.9	1,917.0	2,339.9
Total overseas imports of goods	21,512.2	25,006.7	26,786.6

Tourism	1,670.0	1,763.0	1,930.0
Other services	5,494.0	5,847.0	6,511.0
Total overseas imports of services	7,164.0	7,610.0	8,441.0
TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	28,676.2	32,616.71	35,227.61

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).

Source:	ABS, unpublished foreign trade data.

Note:	Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.

Employment and Income

Queensland’s population broke the 4 million barrier in September quarter 2005, and has continued to grow strongly since then, totalling 4,162,018 persons at the end of March 2007. Over the five years to March 2007, the State’s population increased at an average annual growth rate of 2.4%, compared with 1.1% in the rest of Australia.

During the five year period to 2006-07, Queensland’s labour force increased by 17.1%, or on average 3.2% per annum higher than population growth. More importantly, the State’s labour force participation rate, while remaining consistently higher than that in the rest of Australia throughout the period, increased by an accumulated 2.4 percentage points to an historic high of 67.1% over the five years to 2006-07.

Employment growth in Queensland was 4.6% in 2006-07 and remained higher than the 2.2% growth recorded in the rest of Australia. Over the five years to 2006-07, employment in Queensland increased by 22.1% compared with 10.7% for the rest of Australia. As a result, Queensland created 380,000 new jobs equating to 32.4% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

Employed Persons by Industry, Queensland

	2001-02 (‘000)	2006-07 (‘000)	% Change 2001-02 to 2006-07	% Share of Total Employment 2006-07
Agriculture, Forestry and Fishing	106.9	78.0	-27.0	3.7
Mining	19.7	34.9	77.2	1.7
Manufacturing	180.1	192.6	6.9	9.2
Electricity, Gas and Water	14.0	16.0	14.3	0.8
Construction	136.8	223.5	63.4	10.7
Wholesale and Retail Trade	355.8	404.6	13.7	19.3
Accommodation, Cafes and Restaurants	103.2	110.2	6.8	5.3
Transport and Storage	82.0	112.9	37.7	5.4
Communication Services	24.6	30.0	21.8	1.4
Finance and Insurance Services	45.3	59.6	31.6	2.8
Property and Business Services	172.4	246.0	42.7	11.8
Government Administration	75.6	103.4	36.7	4.9
Community Services (Education and Health)	286.4	352.1	22.9	16.8
Recreation, Personal and Other Services	112.9	128.2	13.6	6.1

TOTAL(a)	1,715.5	2,091.8	21.9	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS Cat. No. 6291.0.55.003

Queensland’s average unemployment rate was 4.0% in 2006-07, down from 4.8% in the previous year (rest of Australia 4.7% and 5.0% respectively). This unemployment rate outcome for the last financial year represents a 33 year low. More importantly, Queensland’s unemployment rate was below the unemployment rate in the rest of Australia for the third consecutive year in 2006-07. This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over recent years outpaced labour force growth. The average participation rate in Queensland in 2006-07 was 67.1%, compared with 64.3% in the rest of Australia.

Prices

The Queensland Consumer Price Index “CPI” rose 3.3% in 2006-07, compared with an inflation rate of 3.1% in 2005-06. The CPI for Australia rose 2.9% and 3.2% respectively in the same two periods.

Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

Measures of Income

State	Household Income per Capita 2005-06 $	Average Weekly Earnings 2006-07 $
Queensland	36,193	814.8
New South Wales	41,610	890.2
Victoria	40,491	834.6
South Australia	36,503	774.0
Western Australia	39,981	887.7
Tasmania	33,160	740.0
Australia	39,766	852.15

Source: ABS Cat. No. 5220.0 and 6302.0

Queensland recorded growth in average weekly earnings of 6.4%, compared with 4.5% nationally in 2006-07.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The previous Australian Government was in power from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

The current Australian Government, elected in 1996, has further encouraged this shift to a more decentralised wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2004, 40.9% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.1% of workers were covered by individual agreements with only 20.0% covered by awards only.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70.0% of employees in Queensland who were covered by the State industrial relations system. It was estimated that approximately 55% of employees in Queensland were covered by State awards and agreements. Passage of the Federal Government’s Work Choices amendments to the Workplace Relations Act 1996 (Cwth) in 2006 has reduced coverage of the State industrial relations jurisdiction to around 40% of the State’s workforce, with around one-third of these employees (13%) being employed in the State public sector.

PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland’s GSP and Australia’s GDP.

Queensland/Australian Gross Product—Major Industry Sectors(a) (Current prices, 2005-06)

Sector	Queensland	Australia	Queensland as a
	($ millions)	($ millions)	% of Australia
Agriculture, forestry and fishing	6,758	26,256	25.7
Mining	20,341	65,940	30.8
Manufacturing	14,648	94,638	15.5
Services(b)	121,871	671,740	18.1

TOTAL	163,618	858,574	19.1

(a)	Based on total factor income. Total factor income refers to that part of the cost of producing the gross domestic product which consists of gross payments to factors of production (labour and capital). It represents the value added by these factors in the process of production and is equivalent to gross domestic product less taxes plus subsidies on production and imports.

(b)	Includes general government and ownership of dwellings gross operating surplus.

Source: ABS Cat. No. 5220.0

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

The latest data available on mining production is as at 2005-06. For additional indications of the performance of the mining industry in 2005-06, refer to the exports section earlier in the document.

In 2005-06, Queensland accounted for 30.8% of the nation’s total mining output, 7.1% above the 10 year average. Currently, Queensland is the second largest contributor of any State or Territory to Australia’s total mining output. In 2005-06, Queensland’s mining industry accounted for around 12.4% of State total factor income.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal remains Queensland’s most significant mineral produced, accounting for 73.5% of Queensland’s total mineral production by value. In 2005-06, the value of coal produced increased by 70.5%, owing to significant coal price increases in $A terms. Meanwhile, the volume of coal produced in Queensland rose by 1.2% over the year.

The value of minerals produced in Queensland and the quantities of selected minerals produced from 2001-02 to 2005 06 are shown in the following tables.

Queensland Mineral Production—Value ($ millions)

Mineral	2001-02	2002-03	2003-04	2004-05	2005-06
Black coal(a)	8,062	7,452	6,454	10,347	17,643
Copper concentrate	994	1,246	2,793	1,707	1,616
Gold Bullion(b)	317	294	387	315	386
Bauxite	280	212	232	263	284
Lead Concentrate(c)	534	772	520	1,356	1,015
Crude Oil	125	79	94	143	212
Zinc Concentrate	647	826	805	903	1,930
Natural Gas	403	381	380	469	352
Other	783	625	595	519	565

TOTAL	12,454	12,227	12,260	16,022	24,003

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes.

(b)	Includes alluvial gold.

(c)	Includes a significant component of silver.

Source:	Queensland Department of Natural Resources and Water.

Queensland’s Principal Mineral Production—Volumes

Mineral	2001-02	2002-03	2003-04	2004-05	2005-06
Black coal (‘000t)	148,362	153,602	160,062	172,666	174,766
Copper concentrate (‘000t)	1,501	1,242	1,654	1,329	1,474
Gold Bullion (kg)(a)	34,666	38,154	39,922	34,845	27,526
Bauxite (‘000t)	11,276	11,251	12,071	13,798	16,013
Lead Concentrate (‘000t)(b)	677	680	756	804	804
Zinc Concentrate (‘000t)	1,332	1,389	1,386	1,540	1,587
Crude Oil (megalitres)	523	387	425	418	419
Natural Gas (gigalitres)	5,523	5,411	5,255	4,766	3,170

(a)	Includes alluvial gold.

(b)	Includes a significant component of silver.

Source: Queensland Department of Natural Resources and Water, ABS 8415.0.

Coal

In 2005-06, coal remained Queensland’s most significant mineral commodity, accounting for 73.5% of Queensland’s mineral production by value. In 2005-06, the quantity of coal produced rose by 1.2% to total 175 million tonnes. The significant gain in the value of coal production (up 70.5%) to $17.6 billion was due to vast increases in the average coal export prices in $A terms over the year.

Coal is also Queensland’s leading export commodity, with the value of exports totalling $13.0 billion in 2006-07 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection coal exports). In 2006-07, the value of coal exports accounted for around 36.7% of Queensland’s total merchandise exports by value. According to data from Department of Natural Resources and Water, coal export tonnages rose 7.3% over the financial year.

Copper

In 2005-06, the quantity of copper concentrate produced in Queensland decreased by 10.9% to total 1.5 million tonnes. The year average value of copper decreased by 5.3% over the same time period.

Gold

The value of gold produced increased by 22.5% to $386 million in 2005-06, despite decreases in production volumes (down by 21.0%), as the world gold price increased significantly over the year.

Bauxite

Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.

The value of Queensland’s bauxite production rose by 8.0% in 2005-06 to $284 million, owing to a 16.1% rise in the quantity of bauxite produced during the year.

Lead and Zinc

In Queensland, the value of lead produced decreased by 25.1% to total $1,015 million in 2005-06, with volumes remaining virtually unchanged. The value of zinc concentrate production increased substantially by 113.7% during the year to total $1,930 million, based on substantial increases in world prices. The quantity of zinc concentrate production increased by 3.1% to 1,587 kilotonnes.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland rose by 48.3%, whereas the value of natural gas produced decreased by 24.9% in 2005-06. This reflected price increases over the year, given the production volume of crude oil only increased slightly and with natural gas production declining 33.5%.

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for around 4.1% of GSP and for around 25.7% of Australia’s total agricultural production in 2005-06. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Australia’s foreign earnings.

The latest final data available on agriculture production is as at 2005-06. Preliminary estimates have been also included for the 2006-07 year in the table below.

In 2005-06, around 63.0% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2005-06, Queensland’s gross value of agricultural production increased by 1.4% to $8.4 billion, but is estimated to have declined back to 2005-06 levels in 2006-07.

The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2006-07.

Queensland’s Major Agricultural Commodities

Value and Volume of Production

	2002-03	2003-04	2004-05	2005-06	2006-07(b)
Gross Value ($m)
Slaughtering and other disposals	3,357	3,553	4,152	4,132	4,130
Cattle and calves	2,878	3,071	3,631	3,607	3,625
Poultry	203	207	223	229.4	240
Pigs	213	206	235	230.4	210
Sheep	53	57	50	48.8	45
Sugar cane for crushing	944	779	917	988	1,075
Wool (shorn)	139	97	124	111.5	110
Cereals for grain	458	557	475	485	490
Horticulture(a)	1,364	1,522	1,435	1,848	1,785
Dairying (total whole milk production)	251	228	217	223	200
Cotton	188	346	419	377.1	120
Other	562	582	528	220	360
Total	7,262	7,664	8,267	8,385	8,270
Volume of Production
Beef and veal (‘000 tonnes)	951	979	1,050	1,057	1,110
Sugar cane (‘000 tonnes)	34,231	33,553	35,290	35,298	n.a.
Wool (‘000 kg)	22,901	20,278	27,481	n.a.	n.a.
Wheat (‘000 tonnes)	601	1,110	1,170	1,278	n.a.
Cotton lint (‘000 tonnes)	82	145	249	225	n.a.

(a)	Vegetables, fruits and nuts, and grapes.

(b)	Preliminary estimates by the Department of Primary Industries and Fisheries, June 2007.

n.a.	Data not available.

Sources: ABS, Cat. No 7112.0, 7215.0, and 7502.0

The performance of Queensland’s agricultural production was varied in 2005-06. Production volumes of the State’s major agricultural products increased over the year. In particular, the 28.8% increase in horticulture, combined with a 9.2% increase in the production volume of wheat contributed largely to the overall increase in the total value of agricultural production. In contrast, the value of cattle and calves disposals, as well as wool and cotton decreased over the year.

Commodity prices for many of Queensland’s major agricultural exports increased in 2005-06. In yearly average terms, the export price of beef, sugar, cotton, and wheat increased, while world prices of wool decreased in 2005-06.

Meat and Poultry

Meat products are Queensland’s most significant rural commodity in value terms, accounting for 50% of the State’s total value of agriculture production in 2005-06. Demand for Australian beef rose following the discovery of Bovine Spongiform Encephalopathy (mad-cow disease) in the United States and Canada in 2003. Restrictions placed on imports to Japan of beef from the United States and Canada increased the demand for beef from elsewhere, including Australia. According to preliminary estimates by the Department of Primary Industries and Fisheries, the value of production of livestock disposals in 2006-07 remained at a similar level as in 2005-06, with strong demand from Asia set to continue.

Grains

Queensland wheat production increased strongly in 2005-06, from 1,170 kilotonnes to 1,278 kilotonnes while production of grain sorghum decreased from 1,164 kilotonnes to under around 1,105 kilotonnes. Together with a slight increase the value of other cereal products, the total value of Queensland’s cereals for grain production increased only slightly by 2.1% to $485 million in 2005-06.

Sugar

Australia is the world’s second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.

Queensland’s sugar cane production for crushing was 35.3 million tonnes in 2005-06, ranking second after cattle and calves disposals in terms of its contribution to the increase in the total value of Queensland agriculture production over the year. The value of sugar cane production increased by 7.7% in 2005-06 and is estimated to have increased further in 2006 07, as average world sugar prices continued to grow.

Wool

The volume of wool produced in Queensland increased by 35.5% to 27.5 kilotonnes in 2004-05. Higher global levels of sheep stock have placed downward pressure on world wool prices.

Other Primary Industries

Timber-Based Industries

The Queensland Department of Primary Industry and Fisheries estimated that forestry production in Queensland totalled $720 million in 2006-07. In value terms, forestry production remained at around 2005-06 and 2004-05 levels. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government.

Fisheries

The Queensland Department of Primary Industries and Fisheries estimated that fisheries production in Queensland totalled $275 million in 2006 07. In value terms, fisheries production decreased 20.3% in 2006-07, following a 3.0% increase in the previous year. Trawl operations constitute more than 40% of the fisheries output (in value terms), with the remaining portion sourcing from non-trawl and aquaculture activities respectively.

Manufacturing

In 2005-06, the manufacturing sector accounted for 9.0% of Queensland’s total factor income. Queensland’s share of Australia’s total manufacturing output increased to 15.5% in 2005-06, up from 13.7% ten years earlier.

Historically, manufacturing in Queensland developed to service and process the State’s agricultural and mineral resources. It is estimated that approximately two thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors. In common with most Western industrialised nations, the relative importance of manufacturing has declined in favour of service-based industries.

In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off setting benefits. The winding back of protection has benefited the manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

In 2004-05 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for by two sub sectors: food, beverages and tobacco (25.3%) and metal products (22.0%). Queensland’s manufacturing turnover increased by 13.4% in the same financial year, with growth recorded in all sub-sectors other than the textile, clothing, footwear and leather sector.

Manufacturing output has grown strongly across most sub-sectors, as shown in the following table:

Queensland Manufacturing Industry Turnover by Sub-sector(a)

Sub-sector	2003-04 ($ million)	2004-05 ($ million)	Annual Growth (%)
Food, beverages and tobacco	13,462.00	14,995.0	11.4
Textile, clothing, footwear and leather	1,030.00	1,020.0	-1.0
Wood and paper products	2,853.00	2,990.0	4.8
Printing, publishing and recorded media	2,291.00	2,728.0	19.1
Chemical, petroleum and coal products	8,056.00	9,903.0	22.9
Non-metallic mineral products	2,556.00	2,838.0	11.0
Metal products	11,838.00	13,050.0	10.2
Machinery and equipment	7,649.00	9,037.0	18.1
Miscellaneous manufacturing	2,517.00	2,678.0	6.4
TOTAL TURNOVER	52,253.00	59,239.0	13.4

(a)	Latest available data.

Note:	Figures are rounded to the nearest hundred thousand. Consequently, figures may not add to the total.

Source:	ABS Cat. No. 8221.0

Overseas exports of Queensland manufactured goods, including processed minerals and metals, totalled $6.1 billion in 2006-07. Over the year, manufactured exports overseas rose by 12.6%, following a 23.5% increase in 2005-06. An increase in the value of manufactured goods exports in 2006-07 reflects strong global demand for, and therefore higher prices of, base metals.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland competing alongside the government owned Queensland Rail. Rail freight operators also compete with road haulage companies for Queensland’s freight task. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

The Queensland road network, extending approximately 177,000 kilometres, is constantly being upgraded and extended to maintain a safe and viable road network.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non-tourism related business opportunities.

Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are available in all major centres across the State.

Construction

The Queensland building and construction industry provided 10.7% of employment in the State during 2006-07.

Dwelling investment growth in Queensland accelerated to 10.1% in 2006-07, following 1.6% in 2005-06. In comparison, dwelling investment nationally increased by 3.6% in 2006-07, following a decline of 3.9% in 2005-06. Strong population growth and a very buoyant labour market have continued to support high levels of demand for house construction in Queensland.

Private non dwelling construction investment in Queensland rose by 26.6% in 2006-07, after rising by 31.0% in 2005-06. Strong global demand for Queensland’s resource exports and high world commodity prices boosted corporate profitability and encouraged strong growth in engineering construction related to mining and other trade related industries. Further, solid growth in the domestic economy, household incomes and a rapidly increasing population have encouraged growth in construction of commercial and industrial property related to sectors such as education, business, retail and transport and storage.

Tourism

Tourism accounted for an estimated 5.8% of overall GSP in the State in 2003-04 (latest available data). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks and internationally-recognised restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) recovered in 2006-07, growing by 5.8% in real terms. While major sporting events such as the 2006 Winter Olympics, FIFA World Cup, and to a lesser degree, Commonwealth Games, disrupted overseas tourist arrivals in 2005-06, global economic growth and a slight depreciation of the A$ against European currencies saw a sharp recovery in overseas tourism exports, which rose 9.4% in 2006-07. Exports of interstate tourism rebounded somewhat from an 11.7% decline in 2005-06. The greater impact of high petrol prices on car travel relative to air travel, combined with higher A$ exchange rates, resulted in Australians increasingly substituting interstate holidays with overseas travel in past years.

A number of hotel and resort projects, valued at more than $2.7 billion, are already under construction, committed or under consideration in Queensland. Some of the projects under construction include:

•	Coomera Waters Resort, Gold Coast;

•	Pelican Waters, residential resort, hotel and golf course, Caloundra; and

•	Rydges Reef resort, Port Douglas.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi-government and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen’s Agreement had no legal status.

From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.

Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the “Building Better Cities” program has also been classified as general purpose capital assistance.) These have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).

In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions’ parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.

Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.

As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new measure whilst broadly comparable with the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.

The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2006-07, the Queensland LCA Outcome was a surplus of $1,609 million. This surplus reflects the continuing strength of the economy flowing through to taxation and royalty revenues, upward revisions to GST payments from the Australian Government and investment returns above the long-term assumed rate of return. In addition, the proceeds on the sale of certain of the State’s energy retail assets contributed to the 2006-07 surplus.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. The Commonwealth raises no wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

At the 1994 Premiers’ Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers’ Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers’ Conference, the real per capita guarantee was extended again until 2000-01. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on 1 July 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on 1 July 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•	the States will receive, for any purpose, all the revenue raised by the Goods and Services Tax (GST);

•	the Commonwealth has committed to provide financial assistance to the States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

•	a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from 1 July 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from 1 July 2001. As required by the IGA, the Commonwealth and States reviewed in 2005 the need to retain a number of State stamp duties. As an outcome of this review, Queensland has committed to the progressive abolition of six stamp duties over the period 2006 to 2011; and

•	the Commonwealth will continue to provide Specific Purpose Payments (SPPs) to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

The IGA contains important features for future Commonwealth-State relations, including:

•	providing the States with access to the revenue from a broad-based growth tax.

•	endorsing the principle of horizontal fiscal equalisation as the method for distributing GST revenue amongst the States; and.

•	establishing a Ministerial Council comprising the Treasurers of the Commonwealth, States and Territories to oversee the operation of the GST and the IGA.

QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

•	the current fiscal year;

•	supplementary appropriation for the previous fiscal year for unforseen expenses that occurred in that fiscal year; and

•	initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2007-08 Budget

The policy settings used to develop the 2007-08 State Budget were guided by continued adherence to the Charter and the Government’s key policy priorities. Specifically, the 2007-08 State Budget detailed the Queensland Government’s strategies to manage its finances, deliver quality services and secure growth and prosperity through productivity growth.

Queensland’s economic growth outlook is positive with gross state product forecast to rise by 5% in 2007-08, and again exceed growth nationally. Investment by the business and public sector combined is forecast to reach 25% of gross state product and boost the productive capacity of the economy.

Labour market conditions in the State are forecast to remain solid in 2007-08. Employment growth of 3% is expected with growth in economic activity shifting further away from labour-intensive domestic sector toward the more capital intensive trade sector. Labour force growth is forecast to match employment growth, leading to the average unemployment rate remaining around a three-decade low of 4% in 2006-07.

Inflation is expected to ease slightly from 3.3% in 2006-07 to 2 3 /4% in 2007-08. Higher interest rates should place downward pressure on consumer price inflation in 2007-08. Further, ongoing global competition is expected to maintain stable prices on many imported retail and consumer items next year. Growth in wages (as measured by Wage Price Index) is forecast to remain strong in 2007-08, rising a further 4 1/4% following a 4.5% recorded in 2006-07.

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.

The Government has embarked on a significant capital expenditure program to enhance the State’s infrastructure. In April 2005, the Government released the South East Queensland Infrastructure Plan and Program, outlining its priorities for regionally significant infrastructure over a 20-year planning horizon (2005-2026) particularly in the areas of roads, transport, health and education. This Infrastructure Plan was updated in 2007, with Queensland’s Government’s estimated investment increasing a further $16 billion. In total, the updated Infrastructure Plan envisions approximately $82 billion of infrastructure over the coming 20 years.

State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital investment

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain, and seek to increase, Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognises future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The principles recognise the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

Policy Priorities and Objectives

The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:

1.	Growing a diverse economy and creating jobs;

2.	Realising the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2007-08 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

Reporting on Social and Fiscal Outcomes

A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In December 2006, the Government released its seventh annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2005-06. This report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the priorities outlined in the Charter.

The annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognises that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.

The report for 2006-07 is expected to be tabled in Parliament in late November or early December 2007.

Operating Statement

2006-07 Outcome

On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $1.856 billion and a cash surplus of $2.304 billion.

The 2006-07 operating outcome is $537 million lower than that estimated at the time of the 2007-08 Budget. The decrease in the surplus primarily reflects a technical adjustment deeming the tax arising on the gain on the sale of certain of the State’ energy retail assets to be a return of capital.

The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of equities, property, cash and fixed interest. With approximately $27 billion in funds invested, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.

Above average returns are reinvested to ensure that the Government has the capacity to absorb any future periods of under performance. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains one of the key features of the State’s strong balance sheet.

Table 1 below provides aggregate outcome information for 2006-07 and projections for 2007-08.

Table 1

Key Financial Aggregates

(GFS Basis)

	2005-06 Actual	2006-07 Estimated Actual	2007-07 Actual	2007-08 Budget
	($ million)
General Government Sector:
Revenue	30,084	32,557	31,981	32,551
Expenses	26,370	30,164	30,125	32,282
Net operating balance	3,714	2,393	1,856	268
Cash surplus/(deficit)	4,648	1,722	2,304	(892)
Purchases of non-financial assets	3,186	4,137	4,418	5,463
Net worth	105,035	114,466	117,831	119,799
Public Non-Financial Corporations Sector:
Net operating balance	287	(604)	824	360
Purchases of non-financial assets	4,592	7,436	6,363	7,919

2007-08 Budget Projections

A surplus of revenue over operating expenses of $268 million is expected for 2007-08 for the General Government Sector. The Total State net operating result for 2007-08 is expected to be a surplus of approximately $628 million, with the Public Non-Financial Corporations sector expected to record a net operating surplus of $360 million.

The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

Revenue

General Government revenue is forecast to increase by $570 million (1.7%) from the 2006-07 actual to $32.551 billion in 2007-08. Increases in taxation revenue are expected to be offset by reduced tax equivalent payments and investment returns moderating to the assumed long-term earnings rate.

Leaving aside investment returns, grants and subsidies, together with taxation are the principal forms of revenue for the State, accounting for around three-quarters of budgeted General Government revenue.

Expenses

In GFS terms, General Government expenses are forecast to increase by $2.157 billion over the 2006-07 actual to $32.282 billion in 2007-08. The increase in expenditure relative to 2006-07 primarily relates to moderate increases in wages, the implementation of election commitments and other service enhancements across key service delivery agencies and recurrent expenditure in support of the capital program.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2006-07 Capital Program and Balance Sheet Results

and 2007-08 Budget Projections

(GFS Basis)

	2005-06 Actual	2006-07 Estimated Actual	2007-07 Actual	2007-08 Budget
	($ million)
Purchases of Non-Financial Assets:
General Government Sector	3,186	4,137	4,418	5,463
Public Non-Financial Corporations	4,592	7,436	6,363	7,919
Non-financial Public Sector1,2	7,713	11,573	10,635	13,383
Net Worth:
General Government Sector (Total State)3	105,035	114,466	117,831	119,799
Incorporating Equity Investment in:
Public Non-Financial Corporations	20,268	21,516	20,648	23,416
Public Financial Corporations Sector	1,796		1,934

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.

3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2006-07 grew by $12.796 billion over the 2005-06 actual net worth. This growth reflects the impact of the Government’s operating surplus in 2006-07 and upward revaluations in a range of State assets. In the Public Non-Financial Corporations sector net worth was $20.268 billion in 2005-06. It increased to $20.648 billion in 2006-07 and is forecast as $23,416 billion in 2007-08.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.

Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

Capital Program

On a GFS basis, the General Government’s purchases of non-financial assets in 2006-07 was $4.418 billion, compared with the budgeted figure of $3.958 billion. This record level of expenditure for the sector was mainly in the areas of health, education and transport. The expenditure has been funded mainly form operating cash flows and the utilisation of existing cash balances.

The 2007-08 capital program announced in the Budget is the largest ever undertaken in nominal terms and includes a significant investment in water infrastructure and the continuation of the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments. The SEQIPP outlines the Government’s priorities for regionally significant infrastructure over the next 10 years and identifies projects amounting to around $82 billion over the next 20 years. Capital outlays in 2007-08 are estimated to be $14.029 billion.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.

Table 3

Key Financial Aggregates (Summary)

(GFS Basis)

	Revised 2007-08	Projected 2008-09	Projected 2009-10	Projected 2010-11
	($ million)
General Government Sector:
Revenue	32,511	33,307	34,605	35,979
Expenses	32,282	33,056	34,364	35,766
Net operating balance	268	251	241	213
Cash surplus/deficit	(892)	(2,248)	(2,298)	(2,045)
Purchases of non-financial assets	5,463	5,839	5,899	5,947
Net worth	119,799	123,302	127,072	130,941
Public Non-Financial Corporations Sector:
Net operating balance	360	(36)	144	139
Purchases of non-financial assets	7,919	6,423	5,382	4,772

The key trends in these projections are:

•	The General Government sector is budgeting for smaller operating surpluses in the outyears, reflecting a range of major policy commitments and the abolition of a number of State taxes;

•

State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth, but are slowing due to the abolition of a number of State taxes in accordance with the Intergovernmental Agreement with the Commonwealth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•

Expenses are also forecast to grow, with employee expenses increasing in line with expected growth in wages and a range of service developments and initiatives, with a particular focus on the areas of health, disability services, housing, child safety and education and training;

•

Cash deficits are forecast over the forward estimates period, reflecting a significant increase in capital expenditure. Over the period 2007-08 to 2010-11, the General Government sector is expected to invest $23.148 billion in capital; and

•	General Government’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility; and

•	The Public Non-Financial Corporations sector net operating deficits in the outyears reflect interest costs on borrowings for capital investments.

GENERAL INFORMATION

1. Application has been made to the Commission de surveillance du secteur financier in its capacity as competent authority under the Luxembourg Act to approve this document as a base prospectus. Application has also been made to the Luxembourg Stock Exchange for bonds issued under the bond facility to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange and listed on the Official List of the Luxembourg Stock Exchange.

2. The issue of the bonds by us is made pursuant to Section 18 of the Queensland Treasury Corporation Act 1988. The giving of the guarantee by the guarantor was approved by the Governor in Council of the State of Queensland by Executive Minutes dated December 17, 1992 and December 16, 1993.

3. The interest paid to a non-resident, as described in the section entitled “Australian Taxation” above, on the bonds should not be subject to Australian withholding tax because the bonds will satisfy the requirements of Section 128F of the Income Tax Assessment Act 1936 of Australia. Section 128F exempts from withholding tax interest paid to a non-resident on bonds which are issued in conformity with the public offer test. The terms of issue and the procedures for the issue of the bonds described under “Australian Taxation” should satisfy the public offer test.

4. There are no, nor have there been any, governmental legal or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) which in the last 12 months may have or have in such period had a significant effect on the financial position or profitability of QTC or the guarantor.

5. For the period of 12 months following the date of this prospectus supplement, copies of the following documents are available for inspection at the office of the Luxembourg paying and listing agent:

i. the Statutory Bodies Financial Arrangements Act 1982;

ii. the Queensland Treasury Corporation Act 1988;

iii. our annual reports for the two years ended June 30, 2007 together with our consolidated financial statements for those years (which have been audited without qualification by the Auditor-General of Queensland) and the Independent Audit Reports prepared in connection therewith by the Auditor-General of Queensland;

iv. any future annual and interim reports published by us together with our annual and interim consolidated financial statements for those periods;

v. The consolidated financial statements of the guarantor for the two years ended June 30, 2007 and the budget papers of the guarantor for the 2006-2007 fiscal year;

vi. any future annual and interim consolidated financial statements published by the guarantor for those periods;

vii. the amended and restated distribution agreement;

viii. the amended and restated fiscal agency agreement (which contains the form of the global bonds);

ix. the form of the deeds of guarantee; and

x. this prospectus supplement, the U.S. Prospectus and any final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

So long as any of the bonds are listed on the Luxembourg Stock Exchange, each person interested can inspect, upon request, a copy of these documents at the office of the Luxembourg paying and listing agent.

In addition, copies of this base prospectus, each final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) relating to bonds which are admitted to the official list and to trading on the Regulated Market of the Luxembourg Stock Exchange and each document incorporated by reference in it will be published on the Luxembourg Stock Exchange’s website at www.bourse.lu.

Copies of this prospectus supplement, including the U.S. Prospectus and any applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons), and our annual reports for the five years ended June 30, 2007 together with our consolidated financial statements and the Independent Audit Reports prepared in connection therewith by the Auditor-General of Queensland are available free of charge, upon request, at the office of the Luxembourg paying and listing agent. Our annual report for the year ended June 30, 2007 was tabled in Parliament on September 18, 2007. Also, we will make similarly available all of our future annual reports (including our future consolidated financial statements) and semi-annual interim financial statements for future years, free of charge, as and when they are published for so long as the bonds are listed on the Luxembourg Stock Exchange. The Auditor-General of Queensland has no material interest in QTC or the guarantor. The Auditor-General of Queensland is a member of CPA Australia. The address of the Auditor-General of Queensland is Level 11, Central Plaza One, 345 Queen Street, Brisbane, Queensland 4000, Australia.

We, in preparing our financial statements, do not distinguish between parent entity and consolidated entities, because we are a corporation sole and we perform all transactions either through controlled or associated entities or through delegated power given to the Capital Markets Board (described below in paragraph 6). As a consequence, the parent entity concept for financial reporting does not provide additional information.

6. (a) The present Under Treasurer of the State is Mr. Gerard Bradley. The powers, functions and duties of the Under Treasurer have been delegated to the Queensland Treasury Corporation Capital Markets Board (Chairman: Sir Leo Hielscher) which is established pursuant to Section 10 of the Queensland Treasury Corporation Act 1988. Members of the Queensland Treasury Corporation Capital Markets Board are appointed by the Governor in Council of the State and are not our employees. Our Chief Executive is Stephen Rochester. We have four customer-focused teams which provide funding and financial risk management advice and services and facilitate customer access to our range of specialist resources. The teams are as follows: treasury services team, local government and regional Queensland team, government owned corporations team, and government departments and agencies team. We also have a range of special project and service teams which support our customer-focused teams. The business address of the Capital Markets Board and for us is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia.

(b) The name and address of the registrar and New York paying and transfer agent is Deutsche Bank Trust Company Americas, acting through its corporate trust office at 60 Wall Street, New York, New York 10005. As long as bonds are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in the City of Luxembourg. The name and address of the paying agent in Luxembourg is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer L-1115 Luxembourg. As long as bonds are listed on the Luxembourg Stock Exchange, we will maintain a transfer agent in the city of Luxembourg. The name and address of the transfer agent in Luxembourg is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer L-1115 Luxembourg. The name and address of the London paying and transfer agent is Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB.

(c) The name and address of the listing agent in Luxembourg is Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg, (352) 4212-2643.

7. There has been no material adverse change in QTC’s or the guarantor’s financial position or prospects and there has been no significant change in QTC’s or the guarantor’s financial or trading position since June 30, 2007, being the date of the end of QTC’s and the guarantor’s last fiscal year.

8. In accordance with the laws of the State of New York, which are the governing laws of the bonds, claims under the bonds in respect of principal and interest will be prescribed 6 years from the date on which the cause of action first accrues.

9. Our bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (which are the entities in charge of keeping the records). The address of DTC is 55 Water Street, 19th Floor, New York, New York, 10041-0099, United States of America. The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium. The address of Clearstream, Luxembourg is 42 Avenue J F Kennedy, L-1855 Luxembourg. The appropriate ISIN and other securities identification numbers for each issue will be contained in the applicable final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

10. The price and amount of bonds to be issued under the bond facility will be determined by QTC and the relevant dealer at the time of issue in accordance with prevailing market conditions.

11. Where identified as such, certain information in this prospectus supplement has been sourced from a third party. This information has been accurately reproduced and, as far as QTC is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

FORM OF APPLICABLE FINAL TERMS

Set out below is the form of final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) which will be completed for each tranche of bonds offered and sold pursuant to this prospectus supplement/prospectus supplement and the U.S. Prospectus. The bonds may be issued in one or more series as we may authorize from time to time. Prospective investors should refer to the applicable prospectus supplement/prospectus supplement and the U.S. Prospectus for a description of the specific terms and conditions of the particular series of bonds.

Final Terms No. [        ] Dated [                    ]

Queensland Treasury Corporation

Issue of [Aggregate Nominal Amount of Tranche] Global A$ Bonds

Guaranteed by The Treasurer on behalf of The Government of Queensland under the A$18,000,000,000 Global A$ Bond Facility

[issued on a consolidated basis with the Global A$ Bonds due [        ]

currently totaling A$[                    ] (A$[                    ] including buy backs)]

PART A—CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the prospectus supplement dated December 12, 2007 (the “prospectus supplement”) and the U.S. Prospectus dated December 10, 2007 (together, the “Prospectus”). The prospectus supplement constitutes a prospectus supplement for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”). This document constitutes the final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) of the bonds described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the bonds is only available on the basis of the combination of these final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) and the Prospectus. The Prospectus is available for viewing at the Head Office of the Issuer, Minerals & Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia, and copies may be obtained from the listing agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. The final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will be published on the Luxembourg Stock Exchange’s website.

[The following alternative language applies if the first tranche of an issue which is being increased was issued under a prospectus with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the prospectus supplement dated [original date] and the U.S. Prospectus dated December 10, 2007 (together, the “Prospectus”) (the “Terms and Conditions”). This document constitutes the final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) of the bonds described herein for the purposes of Article 5.4 of the Prospectus Directive (as defined below) and must be read in conjunction with the prospectus supplement dated December 12, 2007, which constitutes a prospectus supplement for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the “Prospectus Directive”) (hereinafter, the “prospectus supplement”), save in respect of the Terms and Conditions which are incorporated by reference herein. Full information on the Issuer, the guarantor and the offer of the bonds is only available on the basis of the combination of this document, the prospectus supplement and the Prospectus. Copies of the prospectus supplement and the Prospectus are available for viewing free of charge at the Head Office of the Issuer, Minerals & Energy Centre, 61 Mary Street, Brisbane, Queensland 4000, Australia, and copies may be obtained from the listing agent, Deutsche Bank Luxembourg S.A., 2 Boulevard Konrad Adenauer, L-1115 Luxembourg. The final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) will be published on the Luxembourg Stock Exchange’s website.

[Include whichever of the following apply or specify as “Not Applicable” (N/A). Note that the numbering should remain as set out below, even if “Not Applicable” is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).]

[When adding any other final terms or information at, for example, item 19 of Part A or in relation to disclosure relating to the interests of natural and legal persons involved in the issue/offer in Part B consideration should be given as to whether such terms or information constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive.]

1.	(i)	Issuer:	Queensland Treasury Corporation

	(ii)	Guarantor:	The Treasurer on behalf of the Government of Queensland

2.		Benchmark line:	[ ] (e.g., 2007, 2009, etc) (to be consolidated and form a single series with QTC [ ]% Global A$ Bonds due [ ], [ ], ISIN [ ])

3.		Specific Currency or Currencies:	AUD (“A$”)

4.	(i)	Issue price:	[ ]%

	(ii)	Dealers’ fees and commissions paid by Issuer:	[No fee or commission is payable in respect of the issue of the bond(s) described in these final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons). Instead, QTC pays fees and commissions in accordance with the procedure described in the QTC Offshore and Onshore Fixed Interest Distribution Group Operational Guidelines.] [Specify]

5.		Specified Denominations:	A$1,000

6.	(i)	Issue Date:	[ ]

	(ii)	Record Date (date on and from which security is Ex-interest):	[specify date]

	(iii)	Interest Payment Dates:	[specify date]

7.		Maturity Date:	[specify date]

8.		Interest Basis:	[ ] percent Fixed Rate

9.		Redemption/Payment Basis:	Redemption at par

10.		Change of Interest Basis or Redemption/Payment Basis:	Not Applicable [unless otherwise specified in the applicable Prospectus supplement]

11.	(i)	Status of the Bonds:	Senior and rank pari passu with other senior, unsecured debt obligations of QTC

	(ii)	Status of the Guarantee:	Senior and ranks pari passu with all its other unsecured obligations

12.		Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

13.		Fixed Rate Note Provisions Applicable

	(i)	Rate(s) of Interest:	[ ] per cent per annum [payable [annually/semi-annually/quarterly/other (specify)] in arrears]

	(ii)	Interest Payment Date(s):	[specify date] in each year up to and including the Maturity Date (NB: This will need to be amended in the case of long or short coupons)

	(iii)	Fixed Coupon Amount(s):	A$[ ] per A$1,000 in nominal amount

(Applicable to bonds in definitive form)

	(iv)	Determination Date(s):	[specify date] in each year [Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon] (Amend in the case of regular interest payment dates which are not of equal duration. NB: Only relevant where Day Count Fraction is Actual/Actual (ICMA))

	(v)	Other terms relating to the method of calculating interest for Fixed Rate Bonds:	None

PROVISIONS RELATING TO REDEMPTION

14.		Final Redemption Amount:	A$1,000 per bond of A$1,000 Specified Denomination

(NB: If the Final Redemption Amount is other than 100 per cent. of the nominal value the bonds will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply and the Issuer will prepare and publish a supplement to the Prospectus)

15.		Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE BONDS

16.		Form of Bonds:	Permanent Global Note not exchangeable for Definitive Bonds

17.		Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable

18.		Talons for future Coupons or Receipts to be attached to Definitive Bonds (and dates on which such Talons mature):	No

19.		Other terms or special conditions:	Not Applicable

(When adding any other final terms consideration should be given as to whether such terms constitute “significant new factors” and consequently trigger the need for a supplement to the Prospectus under Article 16 of the Prospectus Directive)

DISTRIBUTION

20.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	[Not Applicable/give names and addresses and underwriting commitments] (Extra information will be required if the Managers and underwriters are not the same or if the placing is “best efforts”)

	(ii)	Date of Dealer Agreement:	[ ]

	(iii)	Stabilizing Manager(s) (if any):	[Not Applicable/give name(s)]

21.		If non-syndicated, name and address of relevant Dealer:	[give name and address]

22.		Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	TEFRA Not Applicable

23.		Non exempt Offer

[Not Applicable] [An offer of the Notes may be made by the Managers [and [specify names of other financial intermediaries/placers making non-exempt offers, to the extent known OR consider a generic description of other parties involved in non-exempt offers (e.g. “other parties authorised by the Managers”) or (if relevant) note that other parties may make non-exempt offers in the Public Offer Jurisdictions during the Offer Period, if not known]] (together with the Managers, the Financial Intermediaries) other than pursuant to Article 3(2) of the Prospectus Directive in [specify relevant Member State(s) - which must be jurisdictions where the Offering Circular and any supplements have been passported (in addition to the jurisdiction where approved and published)] (Public Offer Jurisdictions) during the period from [specify date] until [specify date or a formula such as “the Issue Date” or “the date which falls [•] Business Days thereafter”] (Offer Period). See further Paragraph 7 of Part B below.

(N.B. Consider any local regulatory requirements necessary to be fulfilled so as to be able to make a non-exempt offer in relevant jurisdictions. No such offer should be made in any relevant jurisdiction until those requirements have been met. Non-exempt offers may only be made into jurisdictions in which the base prospectus (and any supplement) has been notified/passported.)

24.		Additional selling restrictions:	[Not Applicable/give details]

LISTING APPLICATION

These final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons) comprises the details required for issue and admission to trading on the Luxembourg Stock Exchange regulated market and admission to the Official List of the Luxembourg Stock Exchange of bonds described herein pursuant to the A$18,000,000,000 Global A$ Bond Facility of Queensland Treasury Corporation.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these final terms (which will constitute a “pricing supplement” for purposes of any offers or sales in the United States or to U.S. persons).

Signed on behalf of the Issuer:

By:
Duly authorized

PART B—OTHER INFORMATION

1.	LISTING AND ADMISSION TO TRADING

	(i) Listing	Bourse de Luxembourg.

	(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the bonds to be admitted to trading on the regulated market of the Bourse de Luxembourg with effect from [ ].

(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)

2.	RATINGS

Ratings:

The bonds to be issued have been rated:

[S&P: [        ]]

[Moody’s: [        ]]

[[Other]: [        ]]

[Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.]

(The above disclosure should reflect the rating allocated to bonds issued under the bond facility generally or, where the issue has been specifically rated, that rating.)

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the bonds has an interest material to the offer.—Amend as appropriate if there are other interests]

[(When adding any other description, consideration should be given as to whether such matters described constitute “significant new factors” and consequently trigger the need for a supplement to the prospectus supplement under Article 16 of the Prospectus Directive.)]

4.	REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the Offer:	See “Use of Proceeds” section in the prospectus supplement—if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.

(ii)	Estimated net proceeds:	[ ]

(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)

(iii)	Estimated total expenses:	[ ].

[Expenses are required to be broken down into each principal intended “use” and presented in order of priority of such “uses”.]

5.	YIELD

Indication of yield:

[        ]

[Calculated as [include details of method of calculation in summary form] on the Trade Date.]

The yield is calculated at the Trade Date on the basis of the Issue Price. It is not an indication of future yield.

6.	OPERATIONAL INFORMATION

(i)	ISIN Code:	[ ]

(ii)	Common Code:	[ ]

(iii)	CUSIP Code:	[ ]

(iv)	Any clearing system(s) other than Depositary Trust Company, Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	Not Applicable

(v)	Delivery:	Delivery [against/free of] payment

(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

7.	TERMS AND CONDITIONS OF THE OFFER

(i)	Offer Price;	[Trade Date Price / Not applicable] [specify]

(ii)	[Conditions to which the offer is subject;]	[Not applicable] [Give details]

(iii)	[Description of the application process;]	[Not applicable] [Give details]

(iv)	[Details of the minimum and/or maximum amount of application;]	[Not applicable] [Give details]

(v)	[Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants;]	[Not applicable] [Give details]

(vi)	[Details of the method and time limits for paying up and delivering the bonds;]	[Not applicable] [Give details]

(vii)	[Manner in and date on which results of the offer are to be made public;]	[Not applicable] [Give details]

(viii)	[Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised;]	[Not applicable] [Give details]

(ix)	[Categories of potential investors to which the bonds are offered and whether tranche(s) have been reserved for certain countries;]	[Not applicable] [Give details]

(x)	[Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made;]	[Not applicable] [Give details]

(xi)	[Amount of any expenses and taxes specifically charged to the subscriber or Purchaser;]	[Not applicable] [Give details]

(xii)	[Name(s) and address(es), to the extent know to the Issuer, of the placers in the various countries where the offer takes place.]	[None] [Give details]

HEAD OFFICE OF THE ISSUER

Minerals & Energy Centre

61 Mary Street,

Brisbane QLD 4000 Australia

OFFICE OF THE TREASURER ON BEHALF OF THE STATE OF QUEENSLAND

Level 9, Executive Building

100 George Street,

Brisbane QLD 4000 Australia

LEGAL ADVISERS, To the Issuer

As to Australian taxation law Allens Arthur Robinson Deutsche Bank Place, Corner of Hunter and Phillip Streets, Sydney NSW 2000	As to Australian law Crown Solicitor, the State of Queensland State Law Building, 50 Ann Street, Brisbane QLD 4000	As to English law Allen & Overy LLP One Bishops Square, London EI 6AO

FISCAL AGENT and LONDON PAYING, TRANSFER and AUTHENTICATING AGENT Deutsche Bank AG, London Branch Winchester House, 1 Great Winchester Street, London EC2N 2DB	LUXEMBOURG PAYING and TRANSFER AGENT Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer, L-1115 Luxembourg	NEW YORK PAYING, TRANSFER and AUTHENTICATING AGENT Deutsche Bank Trust Company Americas 60 Wall Street, New York, New York 10005

DEALERS

ABN AMRO Bank N.V. 250 Bishopsgate, London EC2M 4AA	ABN AMRO Incorporated Level 10, 1325 Avenue of the Americas New York, New York 10019-6026	Australia and New Zealand Banking Group Limited Minerva House, Montague Close, London SE1 9DH

Citigroup Global Markets Inc. 388 Greenwich Street, New York, New York 10013	Citigroup Global Markets Limited Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB	Commonwealth Bank of Australia Senator House, 85 Queen Victoria Street, London EC4V 4HA

Deutsche Bank AG, London Branch Winchester House, 1 Great Winchester Street, London EC2N 2DB	Deutsche Bank Securities Inc. 60 Wall Street, New York, New York 10005	Macquarie Bank Limited London Branch Level 30, City Point, 1 Ropemaker Place London EC2Y 9HD

Macquarie Securities (USA) Inc. 125 West 55th Street, 22nd Floor, New York, New York 10019	National Australia Bank Limited 88 Wood Street, London EC2V 7QQ	Royal Bank of Canada Europe Limited 71 Queen Victoria Street, London EC4V 4DE

The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square, London EC2A 1DB	UBS Limited 1 Finsbury Avenue, London EC2M 2PP	Westpac Banking Corporation 63 St Mary Axe, London EC3A 8LE

LUXEMBOURG LISTING AGENT Deutsche Bank Luxembourg S.A. 2 Boulevard Konrad Adenauer L-1115 Luxembourg	LEGAL ADVISERS, To the Dealers As to U.S. law Sullivan & Cromwell Level 32 101 Collins Street Melbourne Vic 3000

PROSPECTUS

US$10,795,000,000

Queensland Treasury Corporation

Debt Securities

Guaranteed by

The Treasurer on behalf of

The Government of Queensland

We may from time to time offer our unsecured debt securities consisting of notes, bonds, debentures, inscribed stock or other evidences of indebtedness in the United States with an aggregate principal amount of up to US$10,795,000. The securities will be offered as separate issues in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a prospectus supplement or prospectus supplements.

The terms of the securities, including, where applicable, the specific designation, aggregate principal amount, currency of denomination and payment (which may include composite currencies such as the Euro), denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, terms for redemption or exchange at our option or the holder, procedures relating to the transfer of ownership of the securities, terms for sinking fund payment or analogous provisions, the initial public offering price, the names of and the amounts to be purchased by any underwriters or agents, the compensation of any underwriters or agents, the other specific terms in connection with the offering and sale of each issue of the securities in respect of which this prospectus is being delivered and information relating to developments subsequent to the date of this prospectus, will be set forth in a prospectus supplement or prospectus supplements relating to the issue of securities.

The securities may be sold directly by us in the United States at an aggregate initial offering price of not more than US$10,795,000,000 or, if applicable, the equivalent thereof in any other currency, currencies or currency units, through agents designated from time to time or to or through underwriters or dealers. Please see “Plan of Distribution” for a discussion regarding our distribution arrangements. If any of our agents or any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will provide the names of the agents or underwriters and any applicable commissions or discounts in a prospectus supplement. The net proceeds we receive from the sale also will be set forth in a prospectus supplement.

The securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the securities of a series may be issuable in temporary or permanent global form. Securities in bearer form are offered only to non-United States persons and to offices located outside the United States and its possessions of certain United States financial institutions.

The distribution of this prospectus and the prospectus supplement and the offer and delivery of the securities is not permitted in, or to any residents of, the Commonwealth of Australia. For further discussion regarding restrictions on sales of securities please see “Description of Securities and Guarantee—Selling Restrictions”.

For a discussion of certain United States federal income tax consequences to holders of the securities, see “Description of Securities and Guarantee—United States Federal Taxation”.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is December 10, 2007.

The delivery of this prospectus at any time does not imply that the information contained herein is correct as of any time after its date and the information contained in this prospectus is qualified in its entirety by the supplementary information contained in the applicable prospectus supplement relating to a particular issue of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any documents we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the annual report on Form 18-K for us and the Government of Queensland for the fiscal year ended June 30, 2006, the amendment on Form 18-K/A to that annual report on Form 18-K and any future reports and amendments filed with the SEC under Sections 13(c) and 15(d) of the United States Securities Exchange Act of 1934. Our Form 18-K and amendments on Form 18-K/A contain, among other information, our most recently published annual report and consolidated financial statements and our most recently published interim financial statements, from time to time.

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2007, the Corporation had a total of $40.612 billion in assets and $40.239 billion in liabilities compared to $33.492 billion in assets and $33.165 billion in liabilities at June 30, 2006.

QUEENSLAND

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the subtropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of roughly 4.16 million persons, or 19.9% of Australia’s population as at the end of March 2007. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.82 million residents. There are seven other population centres in Queensland with over 50,000 residents.

USE OF PROCEEDS

We will use the net proceeds from the sale of the securities to finance the activities of the State of Queensland and its statutory bodies.

DEBT RECORD

Neither we, nor any predecessor, nor the Treasurer on behalf of the Government of Queensland has ever defaulted on the payment of principal of, or premium, if any, or interest on any security issued by it.

DESCRIPTION OF SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the securities, the guarantee and the fiscal agency agreement or agreements pursuant to which our securities, other than our domestic A$ bonds (which, for purposes of the Act and other purposes, have been and are identified as “Inscribed Stock”) will be issued. Copies of the forms of securities and the form of fiscal agency agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part.

Below is a summary of the material provisions of the terms and conditions of the securities. For more complete information, you should read the exhibits to the registration statement. Information provided in this summary may be varied if we state so in a prospectus supplement.

General

The securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the securities offered thereby:

•	the designation and aggregate principal amount and any limitation on the principal amount and authorized denominations;

•	the currency or currencies or composite currency unit of denomination and payment;

•	the percentage of their principal amount at which the securities will be issued;

•	the maturity date or dates;

•	the interest rate or rates, if any, which may be fixed or variable, and the manner in which the rate or rates will be determined;

•	the interest payment dates, if any, and the dates from which interest accrues;

•	any optional or mandatory redemption or exchange terms, including with respect to our domestic A$ bonds, or repurchase or sinking fund provisions;

•	whether the offered securities will be in bearer form with interest coupons, if any, or in registered form, or both;

•

whether any of the securities are to be issuable initially in temporary global form and whether any of the securities are to be issuable in permanent global form, the authorized denominations of securities in each form, and restrictions on the exchange of one form for another;

•

any securities exchange or exchanges to which an application for listing of the securities has been or may be made and the extent to or the manner in which any interest payable on the global security representing the securities will be paid;

•	paying agents, at whose offices payments of principal and any premium or interest will be made;

•	procedures relating to the transfer of ownership of the securities;

•	if the amounts of the payment of principal of and any premium or interest on the securities may be determined by reference to an index, the manner in which the amounts may be determined; and

•	any other specific provisions.

We will appoint a fiscal agent or agents in connection with the securities, other than our domestic A$ bonds, whose duties will be governed by the relevant fiscal agency agreement. We may replace the fiscal agent and may appoint different fiscal agents for different series of securities. We may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. A register for the registration and transfer of securities, other than our domestic A$ bonds, will be kept by the fiscal agent in The City of New York. The fiscal agent is our agent, is not a trustee for you and does not have the same responsibilities or duties to act for you as would a trustee.

Securities may be issued as discounted securities, which means that they bear no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount or may have payments denominated in or determined by reference to a currency other than United States dollars. We may issue securities which may be redeemed and exchanged at the option of the holder thereof for our domestic A$ bonds or which are transferable as our domestic A$ bonds pursuant to settlement procedures which will be described in a prospectus supplement relating to the securities. Reference is made to the applicable prospectus supplement for the terms of the exchange.

Payments

Principal of, and any premium or interest on, the securities will be payable at the place or places and in the currency or currencies or composite currency, such as the Euro, as we designate and set forth in the applicable prospectus supplement. Subject to the procedure relating to global securities described below, and unless otherwise provided in the applicable prospectus supplement, the principal of the securities in registered form, other than our domestic A$ bonds, will be payable at the corporate trust office of the fiscal agent in The City of New York or by transfer to a dollar account maintained by the payee with a bank in The City of New York, and the principal of any securities in bearer form will be payable by check at the offices or agencies of the fiscal agent or other paying agent outside the United States as we may designate from time to time or by transfer to a dollar account maintained by the payee with a bank outside of the United States.

Subject to the procedure relating to global securities described below, interest, if any, on registered securities will be paid, unless otherwise provided in the applicable prospectus supplement, by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each person’s address appearing on the register of securities or by transfer to a dollar account maintained by the payee with a bank in The City of New York.

Interest on any bearer securities will be payable by check or by transfer to a dollar account maintained by the payee with a bank outside of the United States upon surrender of any applicable coupon at the offices or agencies of the fiscal agent or any other paying agent outside of the United States as we may designate from time to time. No payment of interest on bearer securities will be made at the corporate trust office of the fiscal agent or any other office in the United States, nor will any payment be made by mail to an address in the United States or by transfer to an account maintained by a holder with a bank in the United States. If payments in respect of United States dollar denominated bearer securities at the offices outside of the United States are illegal or effectively precluded because of the imposition of exchange controls or similar restrictions on the payment or receipt of the amounts in dollars, we may instruct that the payments be made at an office or agency located in the United States. If bearer securities are issued, we will designate the offices of at least one paying agent outside of the United States as the location at which interest on the bearer securities will be paid.

Unless otherwise provided in the applicable prospectus supplement, interest on our domestic A$ bonds will be paid by a check mailed to the person in whose name the domestic A$ bonds are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person’s address appearing on the register for our domestic A$ bonds that we maintain at the address specified in the applicable prospectus supplement. Our domestic A$ bonds will not be issued in bearer form. Unless otherwise provided in the applicable prospectus supplement, the principal of our domestic A$ bonds will be payable by check posted directly to the person in whose name the domestic A$ bonds are registered on the register at the close of business on the maturity date of the domestic A$ bonds set forth in the applicable prospectus supplement at the person’s address appearing on the register.

Transfer and Exchange

Unless otherwise provided in the applicable prospectus supplement, the securities, other than our domestic A$ bonds, may be presented for transfer or exchange, other than for the exchange of securities for domestic A$ bonds, at the corporate trust office of the fiscal agent in New York City, subject to the limitations set forth in the fiscal agency agreement. Upon surrender for exchange or transfer of any security, the fiscal agent shall authenticate and deliver in exchange for the security, a security or securities of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed upon the holder of a security in connection with exchanges for securities of a different denomination or for transfers thereof, but the fiscal agent may charge the party requesting any transfer, exchange or registration of the securities a sum sufficient to reimburse it for any stamp or other tax or other governmental charge required to be paid in connection with the transfer, exchange or registration.

We, the fiscal agent and any of our other agents may treat the person in whose name any security is registered as the owner of the security for all purposes. The procedures for exchange of the exchangeable securities for our domestic A$ bonds and for transfer of transferable securities and of domestic A$ bonds will be described in the applicable prospectus supplement.

Status of the Securities

The securities constitute our direct, unconditional and unsecured obligations, the full faith and credit of which will be pledged for the payment and performance of the securities. At the time of issuance the securities will rank in parity with all of our other direct and general obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.

Limitations on Issuance of Securities in Bearer Form

In compliance with United States federal tax laws and regulations, bearer securities (including securities in temporary or permanent global form that are either bearer securities or exchangeable for bearer securities) may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(iv)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B).

Moreover, these bearer securities may not be delivered in connection with their sale during the restricted period within the United States or its possessions. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering of bearer securities must covenant that it will not offer or sell during the restricted period any bearer securities within the United States or its possessions or to United States persons (other than the persons described above), it will not deliver in connection with the sale of bearer securities during the restricted period any bearer securities within the United States or its possessions, and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the bearer securities are aware of the restrictions described above.

No bearer security may be delivered, nor may interest be paid on any bearer security, until the beneficial owner of the bearer security furnishes a written certificate to the effect that the bearer security:

•	is owned by a person that is not a United States person,

•

is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the bearer security through a foreign branch of a United States financial institution and who holds the bearer security through such financial institution on the date of certification, provided in either case that the financial institution provides a certificate to us or the distributor selling the bearer security to it within a reasonable time stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code and the United States Treasury Regulations thereunder, or

•	is owned by a financial institution that purchased the bearer security for resale during the restricted period.

A financial institution described in the third point of the preceding sentence (whether or not also described in the first two points) must certify that it has not acquired the bearer security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. In the case of a bearer security in permanent global form, that certification must be given in connection with notation of a beneficial owner’s interest therein. The bearer securities and the coupons will bear a legend which includes the following language: “Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code”.

As used herein, “United States person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. “United States” means the United States of America (including the States and the District of Columbia), and “possessions” of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands.

Global Securities

The securities may be issued in whole or in part in the form of one or more global securities that will be deposited with or on behalf of, a depositary identified in the prospectus supplement relating to the securities. Unless and until it is exchangeable in whole or in part for securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement, if any, with respect to a series of securities will be described in the prospectus supplement relating to that series. Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to all depositary arrangements relating to the securities.

Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for that global security or its nominee, also known as participants, or persons that may hold interests through participants. These accounts shall be designated by the underwriters or agents with respect to the securities underwritten or solicited by them. We will obtain confirmation from the depositary that upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the securities represented by the global security. The depositary will have no knowledge of the actual holder of beneficial interests in any global security and its records reflect only the identity of the participants to whose accounts book-entry notes are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers. Ownership of beneficial interests in that global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary (with respect to interests of participants) and on the records of participants with respect to interests of persons held through participants.

The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and the laws may impair the ability to own, transfer or pledge beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the fiscal agency agreement and the terms of the global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have the securities represented by that global security registered in their names and will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders under the fiscal agency agreement and the terms of the global security and the guarantee. Accordingly, each person owning a beneficial interest in that global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the fiscal agency agreement or the terms of the global security or the guarantee. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in that global security desires to give or take any action which a holder is entitled to give or take under the fiscal agency agreement or the terms of the global security, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment of principal of, and premium and interest, if any, on securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the securities. None of us, the fiscal agent and the paying agent or any of our other agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for the securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We will obtain confirmation from the depositary that upon receipt of any payment of principal of, or premium or interest on, a global security denominated in United States dollars, the depositary will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the global security as shown on the records of the depositary. Payments by participants to owners of beneficial interests in that global security held through the participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name”.

In the case of a global security denominated in, or interest with respect to which is payable in, a foreign currency, the payment procedures will be described in the applicable prospectus supplement. Payments in United States dollars will be made in accordance with the preceding paragraph.

If the depositary for any securities represented by a global security notifies us that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Act and a successor depositary is not appointed by us within ninety days after receiving that notice or becoming aware that the depositary is no longer so registered, we will issue the securities in definitive form upon registration of transfer of, or in exchange for, the global security. We may also at any time and in our sole discretion determine not to have the securities represented by one or more global securities and, in that event, will issue securities in definitive form in exchange for all of the global securities representing the securities. In addition, securities represented by one or more global securities which are by their terms exchangeable for another class of securities shall be transferable to the extent necessary to permit the exchange. If applicable, the procedures for effecting any exchange will be described in the applicable prospectus supplement.

Taxation by the Commonwealth of Australia

Interest Withholding Tax

Generally, interest paid by us to a non-resident of Australia, who does not derive the interest in carrying on business at or through a permanent establishment in Australia, is subject to interest withholding tax at the rate of ten percent.

Under the double taxation treaties between Australia and the United States and Australia and the United Kingdom, no Australian interest withholding tax will be payable on interest derived by an entity which is entitled to the benefit of that treaty where that entity is a government body of the United States or the United Kingdom (including a body exercising governmental functions), a United States or United Kingdom resident bank performing central banking functions or a United States or United Kingdom resident financial institution which is unrelated to, and deals independently with, us. For these purposes, “financial institution” means a bank or other enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance. However, if the interest is derived as part of an arrangement involving back-to-back loans, Australian interest withholding tax will still be payable. From 1 January 2008, a similar exemption will be available under the double tax treaty between Australia and Norway.

A person who is not a resident of the Commonwealth of Australia within the meaning of the Income Tax Assessment Act 1936 (Australia) and who does not derive the interest in carrying on business at or through a permanent establishment in Australia and who has acquired or acquires any of the securities will not incur or become liable for any Australian income tax (other than interest withholding tax) on interest, or amounts in the nature of interest, payable in respect of the securities. The terms of issue and the procedures for the issue of the securities are intended to satisfy the conditions for exemption from interest withholding tax under Section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Under Australian law as currently in effect, Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross-up”, nor make any additional payments to a holder of domestic A$ bonds in respect of any withholding.

Interest, or an amount in the nature of interest, paid by us is exempt from Australian withholding tax under Section 128F if debt securities are issued by us outside Australia and if a “public offer” test is satisfied. The public offer test is satisfied if the debt securities are issued as a result of being offered for issue:

(a) to at least 10 persons each of whom:

(i) was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; and

(ii) is not known, or suspected, by us to be an associate (as defined in Section 128F) of any of the other nine such persons; or

(b) to at least 100 persons whom it is reasonable for us to regard as having acquired instruments similar to the debt securities in the past or being likely to acquire instruments similar to the debt securities in the future; or

(c) as a result of being accepted for listing on a stock exchange outside Australia, where we have entered into an agreement with a dealer, manager or underwriter in relation to the placement of the debt securities requiring us to seek such a listing; or

(d) as a result of negotiations being initiated publicly in electronic form, or in another form, that is used by financial markets for dealing in instruments similar to the debt securities; or

(e) to a dealer, manager or underwriter in relation to the placement of debt securities who, under an agreement with us, offered the debt securities for sale within 30 days in a way covered by any of paragraphs (a) to (d) above.

In relation to the issue of a global security, the “public offer” test will be satisfied if the global security falls within the description of “global bond” in Section 128F(10). Broadly speaking, this will be the case if the following requirements are satisfied:

(i) the global security describes itself as a global bond or a global note; and

(ii) it is issued to a clearing house (as defined in Section 128F(9)) or to a person as trustee or agent for, or otherwise on behalf of, one or more clearing houses; and

(iii) in connection with the issue of the global security, the clearing house or houses confer rights in relation to the global security on other persons and will record the existence of the rights; and

(iv) before the issue of the global security, we, or a dealer, manager or underwriter, in relation to the placement of debt securities on our behalf, announces that, as a result of the issue, those rights will be able to be created; and

(v) the announcement is made in a way or ways covered by any of paragraphs (a) to (e) above (reading a reference in those paragraphs to “debt securities” as if it were a reference to the rights referred to in paragraph (iv) above and a reference to “us” as if it included a reference to the dealer, manager, or underwriter); and

(vi) under the terms of the global security, interests in the global security are able to be surrendered, whether or not in particular circumstances, in exchange for other debt securities issued by us that are not themselves global securities.

The public offer test is not satisfied if at the time of the issue we know, or have reasonable grounds to suspect, that the debt security or an interest in the debt security was being, or would later be, acquired directly or indirectly by an Offshore Associate of ours other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the debt securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)). Nor will the exemption from interest withholding tax apply if, at the time of the payment of interest to a person, we know or have reasonable grounds to suspect that the holder concerned is one of our Offshore Associates other than one receiving the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme without losing the benefit of the exemption from interest withholding tax. An “Offshore Associate” is an associate (as defined in Section 128F) of ours that is either a non-resident of the Commonwealth of Australia which does not acquire the securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, is a resident of Australia that acquires the securities in carrying on a business at or through a permanent establishment outside of Australia.

To reduce the risk that the public offer test will not be satisfied we have identified our known associates and have requested that they do not acquire any of our securities which are issued outside Australia.

Payment of Additional Amounts in Certain Circumstances

All payments by us of or in respect of, principal of, and any premium and interest on, the securities, except for the domestic A$ bonds, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the taxes, duties, assessments or governmental charges is required by law. In that event, we or, as the case may be, the guarantor will pay the additional amounts as may be necessary in order that the net amounts receivable by you after the withholding or deduction (and after deduction of any additional taxes, duties, assessments or governmental charges payable in respect of such additional amounts) shall equal the respective amounts of principal and interest which would have been receivable in respect of the securities, in the absence of the withholding or deduction. However, no additional amounts will be so payable for or on account of:

(1) any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that the holder:

(A) was a resident, domiciled in or a national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, the security;

(B) presented a security for payment in Australia, unless the security could not have been presented for payment elsewhere; or

(C) presented the security more than 30 days after the date on which the payment in respect of the security first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the security for payment on any day within the period of 30 days;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

(3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the security;

(4) any withholding, deduction, tax, assessment or other governmental charge which is imposed or withheld by reason of the failure by the holder of a security or, if the security is a global security, the beneficial owner of a security to comply with our request addressed to the holder or beneficial owner, as the case may be,

(A) to provide information concerning the nationality, residence, identity or address of the holder or the beneficial owner, as the case may be; or

(B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or authority thereof or therein having the power to tax as a precondition to exemption from all or part of the withholding, deduction, tax, assessment or other governmental charge; or

(5) any combination of items (1), (2), (3) and (4) above.

Furthermore, no additional amounts will be paid with respect to any payment of, or in respect of, the principal of, or any premium or interest on, the securities to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would, under the laws of the Commonwealth of Australia or any political subdivision or authority thereof or therein having the power to tax, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of a security.

We will not be liable to pay additional amounts to any holder for any deduction or withholding on account of any duties or taxes where those duties or taxes are imposed or levied by or on behalf of the Commonwealth of Australia by virtue of the holder being our associate (as defined in Section 128F of the Income Tax Assessment Act 1936 (Australia)) or as a result of the holder being a party to or participating in a scheme to avoid the duties or taxes, being a scheme which we neither were party to nor participated in.

Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to “gross up”, nor make any additional payments to, a holder of domestic A$ bonds in respect of any withholding.

Any reference herein to principal or interest in respect of the securities will also be deemed to refer to any additional amounts which may be payable in respect of those securities.

Income and Other Taxes

Under Australian law as currently in effect, a person who is a non-resident and who is a holder of securities or domestic A$ bonds will not by reason only of that ownership incur or become liable for any Australian taxes or duties of whatsoever nature in respect of principal of or (except as described in “Interest Withholding Tax” above, noting the exemption from that tax afforded by Section 128F where its requirements are complied with) interest, or amounts in the nature of interest (including original issue discount, or premium, if any), in respect of, the securities or domestic A$ bonds, provided that no such interest, amount in the nature of interest, or premium is derived in carrying on business through a permanent establishment in Australia.

Under Australian law as currently in effect, no Australian income or other tax is payable on any profit on sale of the securities or domestic A$ bonds which are held by non-residents except if the securities or the domestic A$ bonds, as the case may be, are purchased with the intention of deriving that profit by resale, or the securities or domestic A$ bonds, as the case may be, are trading stock of the vendor or if an ordinary incident of the vendor’s business is the sale of securities for a profit and, in any case, the profit from the sale has a source in Australia. The profit will generally only have a source in Australia if the business is conducted in Australia, if the securities or domestic A$ bonds, as the case may be, are sold in Australia or the securities or domestic A$ bonds, as the case may be, are physically held in Australia.

Notwithstanding that a profit from a sale of securities or domestic A$ bonds is prima facie assessable in Australia in the circumstances referred to above, if the vendor is a resident of a country with which Australia has a double taxation agreement, then depending on the circumstances of the case and the terms of the relevant treaty, relief from Australian tax may nevertheless be available under the treaty.

Inheritance Taxes

Under Australian law as currently in effect, no Australian state or Federal estate duty or other inheritance taxes will be payable in respect of securities or domestic A$ bonds held at the date of death regardless of the holder’s domicile at the date of death.

Australian Selling Restrictions

No prospectus in relation to the securities has been lodged with or registered by the Australian Securities and Investments Commission. The securities may not be offered or sold, directly or indirectly, in the Commonwealth of Australia, its territories and possessions. Each dealer has or will severally represent and agree with us that in connection with the distribution of the securities:

•	it has not directly or indirectly offered for subscription or purchase or issued invitations to subscribe for or buy nor has it sold any of the securities;

•	it will not directly or indirectly offer for subscription or purchase or issue invitations to subscribe for or buy or sell any of the securities; and

•	it has not distributed and will not distribute any draft or final form offering memorandum, advertisement or other offering material relating to any of the securities,

in Australia or to any person that the employees of the Dealer acting in connection with the offer or sale know or have reasonable grounds to suspect is one of our Offshore Associates other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)).

Each Dealer has agreed to cooperate with us with a view to ensuring that securities are offered for sale in such a manner which will allow payments of interest or amounts in the nature of interest on the securities to be exempt from Australian withholding tax under section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Australian Exchange Control Restrictions

The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism—Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the former Iraqi regime, Al Qa’ida, Jemaah Islamiyah, the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe and senior management of state-owned enterprises of Zimbabwe, certain entities and individuals associated with the Democratic People’s Republic of Korea and certain entities and individuals associated with the Burmese regime are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.

United States Federal Taxation

This section describes the principal United States federal income tax consequences of owning the securities we are offering. It applies to you only if you acquire registered securities in this offering and you own your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns securities as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the code and the laws of any other taxing jurisdiction.

This section describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest

Except as described below in the case of interest on a discount security that is not qualified stated interest (each as defined below under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—General”), you will be taxed on any interest on your security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a “foreign currency”) as ordinary income at the time you receive the interest or it accrues, depending on your method of accounting for tax purposes.

Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a security, other than a security with a term of one year or less (a short-term security), it will be treated as issued at an original issue discount (a discount security) if the amount by which the security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. All three terms are defined below. Generally, a security’s issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security’s stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the security. There are special rules for variable rate securities that we discuss below under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—Variable Rate Securities”.

In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity (the de minimis amount). Your security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under “Election to Treat All Interest as Original Issue Discount”. You can determine the amount to be included with respect to each such payment by multiplying the total amount of your security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made divided by:

•	the stated principal amount of the security.

Inclusion of Original Issue Discount in Income. Generally, if your discount security matures more than one year from its date of issue, you must include the original issue discount (“OID”) in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you own your discount security (accrued OID). You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount security’s adjusted issue price at the beginning of the accrual period by your security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.

You must determine the discount security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your security (other than any payment of qualified stated interest), and

•	your security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security’s adjusted issue price (as determined above under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—General”), the excess is acquisition premium. If you do not make the election described below under “Election to Treat All Interest as Original Issue Discount”, then you must reduce the daily portions of OID by an amount equal to:

•	the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of your security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on your security after the purchase date over your security’s adjusted issue price.

Pre-Issuance Accrued Interest. An election can be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your security is to be made within one year of your security’s issue date, and

•	the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.

Securities Subject to Contingencies Including Optional Redemption. Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your security by assuming that the payments will be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable pricing supplement.

Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:

•	in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security, and

•	in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.

If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under the heading “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—Inclusion of Original Issue Discount in Income”, with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under “Securities Purchased at a Premium”) or acquisition premium.

If you make this election for your security, then, when you apply the constant-yield method:

•	the issue price of your security will equal your cost,

•	the issue date of your security will be the date you acquired it, and

•	no payments on your security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the security for which you make it unless the security has amortizable bond premium or market discount. If the security has amortizable bond premium, you will be deemed to have elected to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you own as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount security, you will be treated as having made the election discussed below under “Description of Securities and Guarantee—United States Federal Taxation—Market Discount” to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the Internal Revenue Service.

Variable Rate Securities. Your security will be a “variable rate security” if:

•	your security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

•	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

•	15 percent of the total noncontingent principal payments; and

•	your security provides for stated interest (compounded or paid at least annually) only at:

•	one or more qualified floating rates,

•	a single fixed rate and one or more qualified floating rates,

•	a single objective rate, or

•	a single fixed rate and a single objective rate that is a qualified inverse floating rate.

Your security will have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated or

•	the rate is equal to such a rate multiplied by either:

•	a fixed multiple that is greater than 0.65 but not more than 1.35 or

•	a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate and

•

the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

•

If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

•

Your security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the security or are not reasonably expected to significantly affect the yield on the security.

•	Your security will have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate,

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

•

the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

Your security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of your security’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate; and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your security will also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points; or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.

If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate, other than at a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate security,

•	constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above),

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.

If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate, other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security will be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security will be ordinary income to the extent of the OID accrued on a straight-line basis, unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you will be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security’s stated redemption price at maturity.

Foreign Currency Discount Securities. If your discount security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “Description of Securities and Guarantee—United States Federal Taxation—Payments of Interest”. You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.

Market Discount

You will be treated as if you purchased your security, other than a short-term security, at a market discount and your security will be a market discount security if:

•	you purchase your security for less than its issue price (as determined above under “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—General”) and

•

your security’s stated redemption price at maturity or, in the case of a discount security, the security’s revised issue price, exceeds the price you paid for your security by at least 1/4 of 1 percent of your security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the security’s maturity.

To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.

If your security’s stated redemption price at maturity or, in the case of a discount security, its revised issue price, does not exceed the price you paid for the security by 1/4 of 1 percent multiplied by the number of complete years to the security’s maturity, the excess constitutes de minimis market discount, and the rules that we discuss below are not applicable to you.

If you recognize gain on the maturity or disposition of your market discount security, you must treat it as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service.

You will accrue market discount on your market discount security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you elect to accrue market discount using a constant-yield method, it will apply only to the security with respect to which it is made and you may not revoke it.

If you own a market discount security and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.

Securities Purchased at a Premium

If you purchase your security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your security by the amount of amortizable bond premium allocable, based on your security’s yield to maturity, to that year. If your security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments (other than debt instruments, the interest on which is excludible from gross income) that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also “Description of Securities and Guarantee—United States Federal Taxation—Original Issue Discount—Election to Treat All Interest as Original Issue Discount”.

Purchase, Sale and Retirement of the Securities

Your tax basis in your security will generally be the U.S. dollar cost (as defined below) of your security, adjusted by:

•	adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your security, and then

•	subtracting the amount of any payments on your security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your security.

If you purchase your security with foreign currency, the U.S. dollar cost of your security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the security is disposed of or retired, except that in the case of a security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your security, except to the extent:

•	described above under “Short-Term Securities” or “Market Discount”,

•	attributable to accrued but unpaid interest,

•	the rules governing contingent payment obligations apply, or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

Indexed Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index and other securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate securities.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the securities are denominated in a foreign currency, a United States holder that recognizes a loss with respect to the securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of securities.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to all payments of principal, any premium and interest, the accrual of OID on a discount security, and the proceeds of the sale of security before maturity within the United States, with respect to non-corporate United States holders. Additionally, backup withholding will generally apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Redemption

General

If the securities of a series, other than our domestic A$ bonds, provide for mandatory redemption by us or redemption at our election, unless otherwise provided in the applicable prospectus supplement, that redemption shall be on not less than ten nor more than 45 days’ notice and, in the event of redemption in part, the securities to be redeemed will be selected by the fiscal agent in such manner as it shall deem fair and appropriate.

Unless all the securities of a series to be redeemed are registered securities, notice of redemption will be published prior to the redemption date in a daily newspaper printed in the English language and of general circulation in The City of New York, or as otherwise provided in the applicable prospectus supplement. Additionally, notice of that redemption will be mailed to holders of registered securities of the series to their last addresses as they appear on the register of the securities of that series.

For Taxation

Should we, on the occasion of the next payment in respect of the securities, other than our domestic A$ bonds, be obliged to pay any additional amounts as are referred to in “Taxation by the Commonwealth of Australia” above, we may, at our option, on the giving of not less than 30 nor more than 60 days’ notice to you, redeem the securities as a whole at a redemption price of 100% of the principal amount thereof with the accrued interest to the date fixed for redemption or that other redemption price as set forth in the applicable prospectus supplement.

Acceleration of Maturity

In the event of default in the payment of principal of or interest on any of the securities, other than our domestic A$ bonds, and the continuance of that default for a period of 30 days, or of default for 90 days after written notice by a holder of any securities to us at the office of the fiscal agent in the Borough of Manhattan, The City of New York, of a default in the performance of any other material covenant contained in the securities, each security will become due and payable at the option of the holder of that security upon written demand to us at the office of the fiscal agent, unless prior to the receipt of the written demand by the fiscal agent all defaults shall have been cured. No periodic evidence is required to be furnished by us to the fiscal agent as to the absence of defaults. Any provisions for the acceleration of maturity of the domestic A$ bonds will be set forth in the applicable prospectus supplement.

Modification

We may modify any of the terms or provisions contained in the securities, other than our domestic A$ bonds, of the same series in any way with the written consent of the holders of not less than 66 2/3% in principal amount of the securities of the same series at the time outstanding, provided that

•

if any of the modifications would change the terms of payment of the principal of, or any interest or premium on, any securities of the same series or affect the rights of holders of less than all the securities of the same series at the time outstanding, the consent of all holders of the securities of the same series is required and

•	if any modification would reduce the aforesaid percentage needed for authorization of the modification, the consent of all holders of the outstanding securities of the same series is required.

Guarantee of the Treasurer on Behalf of the Government of Queensland

By one or more Deeds of Guarantee (referred to herein collectively as the “guarantee”), given pursuant to Section 33 of the Act, the Treasurer of Queensland, on behalf of the Government of Queensland, will guarantee the payment of principal of, and any interest or premium on, the securities. The guarantee is a direct and unconditional obligation of the Government of Queensland, payable out of the Consolidated Fund, and will rank in parity with all of its other unsecured obligations. Our domestic A$ bonds (Inscribed Stock) are statutorily guaranteed as to payment of principal and interest pursuant to Section 32 of the Act.

Jurisdiction, Consent to Service and Enforceability

Unless otherwise specified in the applicable prospectus supplement, we and the Government of Queensland will appoint the fiscal agent, whose address in New York City will be set forth in the prospectus supplement, as the authorized agent upon whom process may be served in any action based on the securities which may be instituted in any state or federal court in The City or the State of New York by the holder of any security. That appointment shall be irrevocable until all amounts in respect of the principal and interest due and to become due on or in respect of all the securities have been paid, except that if, for any reason, the agent ceases to act as our or the Government of Queensland’s authorized agent, we or the Government of Queensland, as the case may be, will appoint another person in New York as its authorized agent. We and the Government of Queensland will expressly accept the jurisdiction of any such court in respect of the action. We and the Government of Queensland will irrevocably waive to the extent permitted by law any immunity from the jurisdiction of any such court (but not from execution or attachment or process in the nature thereof) to which it might otherwise be entitled in any action based upon the securities or the guarantee.

We and the Government of Queensland are also subject to suit in competent courts in Queensland and will irrevocably waive any immunity from the jurisdiction of any such court in any action based upon the securities or the guarantee.

Governing Law

The fiscal agency agreement, the guarantee and the securities will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing our domestic A$ bonds and authorization and execution by us or the Government of Queensland and any statutory guarantee relating to any securities will be governed by the laws of Queensland.

PLAN OF DISTRIBUTION

We may sell securities

•	through underwriters or dealers,

•	directly, or

•	through agents.

Each prospectus supplement with respect to the securities we are offering will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the price of the securities and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters’ compensation, and discounts or concessions allowed or re-allowed or paid to dealers and any securities exchange on which the securities may be listed.

If underwriters are used in the sale, securities will be acquired by the underwriters for their own account and may be resold from time to time by them in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Securities may be sold directly by us or through agents we designate from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring the securities for its own account.

Bearer securities are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person except in certain transactions permitted by U.S. tax regulations.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on a date or dates stated in the prospectus supplement. If arranged by underwriters, each contract will be entered into on or prior to the date of delivery to the underwriters of the securities to be purchased by them. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall not be less or more than, the respective amounts stated in the prospectus supplement. Institutions with which contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. Contracts will not be subject to any conditions except that:

•

the purchase by an institution of securities covered by its contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject and

•	if the purchase is arranged by underwriters, the sale to underwriters of securities to be purchased by them pursuant to the applicable underwriting agreement will have been completed.

The underwriters and any other persons will not have any responsibility in respect of the validity or performance of the contracts. The principal amount of securities to be purchased by each underwriter will be reduced by the portion of the securities contracted to be sold pursuant to contracts allocated to the underwriter as provided in the agreement among underwriters relating to those securities.

Agents and underwriters may be entitled under agreement entered into with us to indemnification by us against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payment which the agents or underwriters may be required to make in respect thereof. Agents and underwriters in the ordinary course of business may engage in transactions with or perform services for us.

VALIDITY OF SECURITIES AND GUARANTEE

The validity of the securities and the guarantee will be passed upon for us and the Treasurer on behalf of the Government of Queensland as to matters of the laws of the State of Queensland and the Commonwealth of Australia by the Crown Solicitor of Queensland, and as to matters of the laws of the State of New York, by Sullivan & Cromwell, Melbourne, Australia, counsel to the dealers. The opinions of the Crown Solicitor and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by us and the fiscal agent in connection with the issuance and sale of any particular security, the specific terms of securities and other matters which may affect the validity of securities but which cannot be ascertained on the date of the opinions. Sullivan & Cromwell has on occasion rendered legal services to us and the Government of Queensland.

EXPERTS AND PUBLIC OFFICIAL DOCUMENTS

Information included herein which is designated as being taken from a publication of Queensland or Australia or an agency or instrumentality of either, is included herein on the authority of the publication as a public official document.

Our financial statements and those of Queensland as at and for various periods and included or incorporated into this prospectus, have been examined by the Auditor-General of Queensland, as set forth in the Auditor General’s Reports appearing elsewhere and incorporated herein and are included with the Auditor General’s consent and in reliance upon the Auditor General’s authority as an expert in accounting and auditing.

All other statements included in this prospectus, any prospectus supplement and the Form 18-K relating to us or Queensland have been reviewed by Mr. Gerard Bradley, Under Treasurer of the State of Queensland, and are included herein or therein on his authority.

AUTHORIZED AGENT IN THE UNITED STATES

The authorized agent for us and Queensland in the United States is the Hon. John Olsen of the Australian Consulate-General, 150 East 42nd Street, 34th Floor, New York, New York 10117-5612.

FURTHER INFORMATION

If you require further information about us, our business address is:

Queensland Treasury Corporation

Level 14,

61 Mary Street

Brisbane, Queensland 4000

Australia

Telephone: (617) 3842-4600

A registration statement relating to the securities and the guarantee, which is on file with the SEC, contains further information.

A$18,000,000,000

QUEENSLAND TREASURY CORPORATION

Global A$ Bond Facility

Guaranteed by

The Treasurer on behalf of

The Government of Queensland

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities

UBS Investment Bank

ABN AMRO

ABN AMRO Incorporated

Australia and New Zealand Banking Group Limited

Citi

Commonwealth Bank of Australia

Deutsche Bank AG, London Branch

Macquarie Bank Limited London Branch

Macquarie Securities (USA) Inc.

National Australia Bank Limited

RBC Capital Markets

TD Securities

Westpac Banking Corporation

December 12, 2007